SKANSKA

Skanska AB

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Securites and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
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SEC MAIL RECEIVED PROCESSING
DEC 2 9 2005
WASH, D.C. 213 SECTION

Date
December 27, 2005

Our contact
Marianne Bergström

05013640

Re: Skanska AB, File Number 82-34932

SUPPL

Dear Sirs,

Please find enclosed a list of information furnished in accordance with Rule 12g3-2(b). As required all documents issued between August 17, 2005 and December 27, 2005 are included.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
JAN 0 5 2006
THOMSON
FINANCIAL

SKANSKA

Skanska AB

Our contact
Marianne Bergström

Date
December 22, 2005

Published	Item	Document name	Required by
August 25, 2005	Press Release	Skanska to expand Forum Nacka for approximately SEK 1 billion	Required by law and by the listing agreement with Stockholm Stock Exchange
August 25, 2005	Press Release	Skanska awarded additional assignment valued at SEK 375 M for new Skärholmen shopping center	Required by law and by the listing agreement with Stockholm Stock Exchange
September 1, 2005	Press Release	New sustainability manager appointed at Skanska	Required by law and by the listing agreement with Stockholm Stock Exchange
September 2, 2005	Press Release	Skanska donates USD 200,000 to aid hurricane victims	Required by law and by the listing agreement with Stockholm Stock Exchange
September 6, 2005	Press Release	Skanska adapts internal control to new corporate code	Required by law and by the listing agreement with Stockholm Stock Exchange
September 7, 2005	Press Release	Skanska selected for public-private partnership school scheme in Scotland valued at SEK 900 M	Required by law and by the listing agreement with Stockholm Stock Exchange
September 9, 2005	Press Release	Skanska included in Dow Jones Sustainability Indexes	Required by law and by the listing agreement with Stockholm Stock Exchange
September 16, 2005	Press Release	Skanska to reconstruct main highway in the Bronx for USD 52 M (SEK 375 M)	Required by law and by the listing agreement with Stockholm Stock Exchange
September 19, 2005	Press Release	Skanska receives construction management assignment valued at USD 71	Required by law and by the listing agreement with Stockholm Stock Exchange

Our contact
Marianne Bergström
Date
December 22, 2005

		M (SEK 510 M) from St Jude Children's Research Hosptal in Memphis	
September 20, 2005	Press Release	Skanska to rebuild rail line section in Czech Republic for SEK 680 M	Required by law and by the listing agreement with Stockholm Stock Exchange
September 26, 2005	Press Release	Skanska to modernize prisons in Scotland for SEK 740 M (GBP 55 M)	Required by law and by the listing agreement with Stockholm Stock Exchange
September 27, 2005	Press Release	Skanska to build post-office terminal in Czech Republic for SEK 366 M	Required by law and by the listing agreement with Stockholm Stock Exchange
September 30, 2005	Press Release	Nomination Committee for 2006 Annual Shareholders' Meeting of Skanska AB	Required by law and by the listing agreement with Stockholm Stock Exchange
October 3, 2005	Press Release	Skanska wins USD 98 M (SEK 712 M) contract to manage renovation of Verizon's New Jersey office	Required by law and by the listing agreement with Stockholm Stock Exchange
October 6, 2005	Press Release	Skanska to build wastewater treatment plant in Georgia - contract amount is USD 52.5 M, about SEK 380 M	Required by law and by the listing agreement with Stockholm Stock Exchange
October 13, 2005	Press Release	Skanska to manage school construction in Orlando for USD 43 M, SEK 315 M	Required by law and by the listing agreement with Stockholm Stock Exchange
October 27, 2005	Press Release	Skanska to develop, construct and lease out new head office for ÅF consulting group	Required by law and by the listing agreement with Stockholm Stock Exchange
October 27, 2005	Press Release	Invition	Required by law and by the listing agreement with Stockholm Stock Exchange
October 27, 2005	Press Release	Financing complete for public-private	Required by law and by the listing agreement with

		Finnish highway - Skanska's construction contract valued at SEK 1.5 billion	Stockholm Stock Exchange
October 31, 2005	Press Release	New presidents for Skanska Denmark and Skanska Poland	Required by law and by the listing agreement with Stockholm Stock Exchange
November 3, 2005	Press Release	Nine month report, January - September 2005	Required by law and by the listing agreement with Stockholm Stock Exchange
November 7, 2005	Press Release	Financing completed for public-private hospital project in UK - Skanska invests GBP 15 M, SEK 200 M, and wins a construction contract valued at GBP 300 M, SEK 4 billion	Required by law and by the listing agreement with Stockholm Stock Exchange
November 15, 2995	Press Release	Skanska secures construction management assignment for USD 61 M (SEK 450 M) for hospital project in Ohio	Required by law and by the listing agreement with Stockholm Stock Exchange
November 28, 2005	Press Release	Skanska to divest Swedish modular building companies	Required by law and by the listing agreement with Stockholm Stock Exchange
November 30, 2005	Press Release	Skanska establishes new market in Poland for development of commercial projects	Required by law and by the listing agreement with Stockholm Stock Exchange
December 1, 2005	Press Release	Skanska to build Stockholm's largest hotel for about SEK 500 M	Required by law and by the listing agreement with Stockholm Stock Exchange
December 2, 2005	Press Release	Skanska sells two properties in Warsaw for SEK 805 M	Required by law and by the listing agreement with Stockholm Stock Exchange
December 8, 2005	Press Release	Issue and repurchase of shares for Skanska Share Incentive Program	Required by law and by the listing agreement with Stockholm Stock Exchange

Our contact
Marianne Bergström

Date
December 22, 2005

December 8, 2005	Press Release	Skanska receives USD 142 M, SEK one billion order in Boston	Required by law and by the listing agreement with Stockholm Stock Exchange
December 13, 2005	Press Release	Skanska to build train service facility in New Jersey for USD 97.9 M, SEK 725 M	Required by law and by the listing agreement with Stockholm Stock Exchange
December 16, 2005	Press Release	Skanska selected for long-term school development program in Bristol - first project valued at about SEK 1.5 billion	Required by law and by the listing agreement with Stockholm Stock Exchange
December 19, 2005	Press Release	New President appointed at Skanska Latin America	Required by law and by the listing agreement with Stockholm Stock Exchange

"File Number 82-34932"

SKANSKA

Press Release

December 19, 2005

New President appointed at Skanska Latin America

A new president has been appointed for Skanska's business unit in Latin America since the current President, Mario Piantoni, will retire at the end of the year. He will be succeeded on January 1, 2006 by Gustavo Vago.

Gustavo Vago has more than 20 years experience from various positions within Skanska Latin America. His most recent post was Vice President and Operating Director.

"We wish to thank Mario for his major contribution. In a difficult period, he has directed a restructuring of Skanska Latin America, which has resulted in a focused and profitable company. At the same time, we also firmly believe that Gustavo's experience and knowledge of the Latin American market makes him highly suitable to successfully lead the company's continued work," says Stuart Graham, President and CEO of Skanska.

Skanska Latin America is one of the continent's leading construction companies. The company has been named Skanska's Business Unit of the Year for two consecutive years and is one of Skanska's most profitable business units. The operation is focused on construction-related services, primarily for the international energy industry and civil engineering, including public-private partnership (PPP) projects. The company has approximately 9,900 employees and sales last year amounted to SEK 2.8 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

"File Number 82-34932"

Press Release

December 16, 2005

Skanska selected for long-term school development program in Bristol - first project valued at about SEK 1.5 billion

Skanska has been selected by Bristol City Council to develop schools in a Public Private Partnerships, PPP, agreement. The first preferred-bidder agreement involves the development of four secondary schools.

The British Government is making a massive investment to modernize the country's schools. The Government has appointed Bristol to pioneer the "Building Schools for the Future" (BSF) initiative and Bristol City Council has selected Skanska as an exclusive long-term partner to develop the city's schools.

The long-term partnership agreement between Bristol City Council and Skanska Infrastructure Development means that Skanska will develop new and renovated schools, where great importance will be placed on the design of a stimulating learning environment including a large element of IT learning aids.

The first project within the framework of the BSF is conducted as a Private Finance Initiative. Skanska Infrastructure Development (the Skanska unit for investments in social infrastructure) is investing GBP 4.8 M, approximately SEK 65 M. The design and build assignment is expected to total GBP 113 M, approximately SEK 1.5 billion. The project covers design, construction, financing and the operation of the facilities for 25 years following their completion.

In the next phase, negotiations will be concluded and financing for the project will be arranged. The construction contract will not be signed and included in Skanska UK's order bookings until these arrangements have been finalized.

The Building Schools for the Future program aims to modernize all the compulsory-level and upper-secondary schools in the UK during the next 15-years. The modernization program will comprise projects totaling GBP 2.2 billion, approximately SEK 30 billion, annually.

For further information please contact:

Alan Gillman, Executive Vice President, Skanska ID,
tel +44 20 7842 0788
Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

Press Release

December 13, 2005

Skanska to build train service facility in New Jersey for USD 97.9 M, SEK 725 M

Skanska is to redevelop a facility in Morrisville, New Jersey, USA, for the service and maintenance of trains. The contract is worth USD 97.9 M, approximately SEK 725 M, and will be included in order bookings for the fourth quarter of 2005. The client is New Jersey Transit, a state-controlled public transport corporation.

Skanska was able to secure the assignment, which comprises both civil engineering and building work, thanks to the collective resources of Skanska USA Civil and Skanska USA Building. Most of the project involves civil engineering work and, consequently, most of the order amount will accrue to Skanska USA Civil.

The project, which will be initiated shortly in the form of extensive excavation and demolition work, is scheduled for completion in 18 months.

Following its expansion, Morrisville Train Storage Yard will be able to serve 120 rail cars, which corresponds to double its current capacity.

The assignment includes an 8,000-square-meter, two-track service hall, equipped with a monorail hoisting system for inspection and service applications. Skanska will also install and fine tune special wheel-truing equipment. The building assignment also includes a new yardmaster's tower and modifications to personnel facilities.

The project includes construction of a total of four kilometers of ballasted rail, including contact lines for power supply to the tracks. In addition, a series of electricity, gas, water, sewage, lighting, communication and signal systems will be installed.

The facility is located in close proximity to Amtrak and Conrail tracks, which requires close coordination with these two companies.

Skanska USA Civil has built three similar train-service facilities in the New York area in the past few years.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

Press Release

December 8, 2005

Skanska receives USD 142 M, SEK one billion order in Boston

Skanska will serve as the general contractor for building services in the construction of the hotel and residential complex at the historic Battery Wharf harbor area in Boston, Massachusetts, in the US. The contract amounts to USD 142 M, SEK 1,052 M. The order value is included in fourth-quarter order bookings. The customer is the Development Management Corporation, the project developer.

Work will begin immediately and is scheduled to be completed in the fourth quarter of 2007. Skanska USA Building was awarded the building contract after having been involved at an earlier stage in pre-construction planning and estimating services for the project.

The development will include a total of 44,000 square meters, with 104 luxury condominiums and a 150-room hotel managed by Regent International Hotels. In addition, there will be a spa/fitness center, restaurant, shops, parking facility and a marina linked to the project. The residences will feature one- to three-bedroom apartments with state-of-the-art appliances, equipment and fittings.

Battery Wharf is being built on the waterfront in the historic section of Boston, with remarkable views of the Bunker Hill Monument and U.S.S. Constitution museum ship.

For further information please contact:

Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building, tel +1 973 285 8004
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

Press Release

December 8, 2005

Issue and repurchase of shares for Skanska Share Incentive Program

A three-year Share Incentive Program was decided at Skanska's Annual Shareholders' Meeting on April 7, 2005. On the condition that certain financial and qualitative goals are achieved, employees covered by the program can receive Series B shares in the Company. Any allotment of B shares in accordance with the program will be made not earlier than in 2009, 2010 and 2011.

To ensure the supply of Series B shares to employees in accordance with Skanska's Share Incentive Program, the Board of Skanska has decided, on the authority granted by the 2005 Annual Shareholders' Meeting, to increase the Company's share capital by SEK 13,500,000 through the issue of 4,500,000 new Series D shares at a subscription price corresponding to a par value of SEK 3 per share. The shares shall be subscribed by Nordinvest AB, a wholly-owned subsidiary of AB Industrivärden (publ), not later than January 10, 2006.

In addition, the Board has decided to direct a repurchase offer to all holders of the total 4,500,000 Series D shares. The purchase is to take place not later than January 24, 2006 at a price of SEK 3.002 per share, corresponding to a total of SEK 13,509,000. The purpose of the repurchase is to convert Series D shares as needed to Series B shares to ensure the supply of shares in accordance with the Share Incentive Program and to cover the administrative costs, social security contributions and comparable taxes that may arise through the program. Nordinvest AB has announced its intention to accept the repurchase offer. Skanska currently holds no treasury shares.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

Press Release

December 2, 2005

Skanska sells two properties in Warsaw for SEK 805 M

Skanska has sold two properties in the city center of Warsaw – Atrium Plaza and Atrium Centrum. The price is SEK 805 M and the gain on the sale will amount to SEK 174 M, which is being reported in the fourth quarter. The buyer is Polonia Property Fund L.P. managed by the Irish bank AIB.

Developed in 1998 and 2001, Atrium Plaza and Atrium Centrum comprise 14,600 square meters and 17,100 square meters, respectively, of leasable office and retail space, with underground parking on two levels.

The sold properties are the third and fourth projects developed by Skanska along one of the main streets in central Warsaw. Within the same development area, Skanska controls rights to development about 60,000 square meters of additional commercial premises.

In the third quarter Skanska decided to start a new office project – Marynarska Point – located in Warsaw's Mokotow business district. This first phase of two comprises approximately 12,500 square meters of leasable area. Skanska's investment amounts to EUR 28.8 M, approximately SEK 265 M.

Skanska Project Development Europe focuses on development of commercial projects in the central European markets of Budapest, Prague, Warsaw and Wroclaw, where the company has investment properties and land for development.

For further information, please contact:

Fredrik Jonsson, Vice President, Skanska Project Development Europe, tel +46 70 553 80 51
Mats Johansson, Managing Director, Skanska Property Poland, tel +48 502 737 240
Anna Wenner, Press Officer, Skanska AB, tel +468 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

Press Release

December 1, 2005

Skanska to build Stockholm's largest hotel for about SEK 500 M

Skanska has been contracted to build Stockholm's largest hotel – the new Clarion Hotel at the Norra Bantorget square in central Stockholm. A letter of intent has been signed and the contract is expected to be signed in the near future. The contract sum of about SEK 500 M, will be included in order bookings for the fourth quarter of 2005. The customer is Buchardt, one of Norway's best-known entrepreneurs in the real estate and hotel industry.

The hotel will be managed by Choice Hotels under the Clarion Hotel brand. The building, comprising a total of 29,000 square meters in 11 stories, will have 558 rooms, a conference facility for 800 participants, restaurant, bar as well as a leisure and fitness center. The new Clarion Hotel has been designed by Gert Wingårdh.

Construction will begin in the near future and the hotel is scheduled to be completed in January 2008.

"This is an important cornerstone for Choice Hotels in the Group's development," says Petter A Stordalen, CEO of Choice Hotels Scandinavia. "This will be one of Stockholm's most attractive hotels, in design and location. There is always room for a large, new and exciting hotel in Stockholm with the right location. It increases the attractiveness of Stockholm's trendiest hotel district and Stockholm as a tourist and business city."

"It is highly pleasing that we have been entrusted by Buchardt for this project in Sweden. We have favorable experience of one another as a result of a number of projects in Norway," says Petter Eiken, Executive Vice President, Skanska AB.

In 2003, Skanska also completed the Clarion Hotel on Södermalm in Stockholm.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

Press Release

November 30, 2005

Skanska establishes new market in Poland for development of commercial projects

Skanska has decided to expand the market for the development of commercial projects in Poland to include Wroclaw. An initial land acquisition intended for an office project has been completed in central Wroclaw. The investment in this land amounted to EUR 1.5 million, approximately SEK 14 million.

"Our specialty, which is the development of commercial projects in prime locations, has been successful in Warsaw for ten years. Now we can also see that the opportunities are increasing in regional centers, such as Wroclaw. Our analyses show that Wroclaw is a market of long-term interest to us in terms of the development, construction, leasing and sale of modern office premises," says Fredrik Wirdenius, President of Skanska Project Development Europe.

"Major international companies are now establishing operations in Wroclaw by locating central functions in the city. A successful initiative aimed at stimulating new establishment was launched a few years ago and is now beginning to bear fruit, which is providing fertile ground for our operations," says Mats Johansson, Managing Director of Skanska Property Poland.

With a population of approximately 640,000, Wroclaw is the fourth largest city in Poland and one of the country's most expansive regional centers for trade and industry. The city's location in southwestern Poland means that Warsaw, Berlin, Prague and Vienna are only 300 kilometers away. Wroclaw is also a center of higher education, with its university and seven colleges.

Fredrik Wirdenius, President Skanska Project Development Europe,
tel +46 70 553 80 62
Mats Johansson, Managing Director, Skanska Property Poland,
tel +48 22 653 84 00.

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

"File Number 82-34932"

SKANSKA

Press Release

November 28, 2005

Skanska to divest Swedish modular building companies

Skanska and 3i have signed a binding agreement covering the sale of Skanska Modul AB, including the subsidiaries Temporent AB and Flexator AB, which produces, rents out and sells modular buildings.

The purchase consideration for debt-free companies amounts to SEK 361 M and generates a small gain, which will be included in Skanska's earnings in the fourth quarter of 2005.

Skanska Modul AB was deconsolidated as of September 30, 2005. The transfer is expected to be carried out at year-end. The cash flow from the sale will be reported in the fourth quarter of 2005.

The sale is conditional upon approval of the authorities concerned.

Skanska Modul AB is one the Swedish specialty companies that Skanska has decided to divest. The sale is a step in Skanska' strategic focus on core operations – building and civil construction as well as development of commercial premises, residential buildings and public-private partnership projects.

Skanska Modul AB, including the subsidiaries Temporent AB and Flexator AB, produces, rents out and sells moveable modular buildings used as temporary offices, childcare centers, schools and worksite cabins. Production is carried out in Anneberg and Gråbo, Sweden. The company has annual sales of about SEK 480 M, with some 200 employees.

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 70 543 88 38

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

Press Release

November 15, 2005

Skanska secures construction management assignment for USD 61 M (SEK 450 M) for hospital project in Ohio

Skanska has secured a contract for construction management of a new hospital in Ohio. The total value of the project is USD 109 M. Skanska's portion of the contract amount is USD 61 M, approximately SEK 450 M, which is included in fourth-quarter order bookings.

Skanska is responsible for construction management of the project comprising a 214-bed, 50,000 square meter (523,000 square foot) hospital and rehabilitation center as well as a power house on a campus setting. The new buildings will replace an existing hospital.

Preparatory work has already begun. Construction will begin next autumn and the project is scheduled to be completed in December 2007.

The project is being carried out by Skanska USA Building's unit in Michigan in a joint venture with Shook Construction.

Skanska USA Building Inc. is a leading construction company in the US providing construction, pre-construction consulting, general contracting design-build and pharmaceutical validation services to a broad range of U.S. industries, including pharmaceutical and biopharmaceutical, educational, high-tech, healthcare, aviation, transportation and sports and entertainment. The company is headquartered in Parsippany, New Jersey, and has 4,000 employees.

For further information please contact:

Tom Crane, Senior Vice President, Corporate Communications,
Skanska USA Building, tel +1 973 285 8004
Anders Lilja, Senior Vice President, Investor Relations,
Skanska AB, tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

"File Number 82-34932"

SKANSKA

Press Release

November 7, 2005

Financing completed for public-private hospital project in UK - Skanska invests GBP 15 M, SEK 200 M, and wins a construction contract valued at GBP 300 M, SEK 4 billion

Skanska and Innisfree in a consortium have signed a contract for financing, designing, constructing and operating three hospitals in Nottinghamshire within the British program for public-private partnerships, PFI (Private Finance Initiative). For Skanska, this means:

- committing to an investment of GBP 15 M, approximately SEK 200 M, corresponding to a 50-percent interest in the consortium that owns the project. The investment will produce a 32-year income stream during the concession period.
- signing a construction contract amounting to GBP 300 M, about SEK 4 billion, which is included in order bookings for the fourth quarter 2005.
- signing FM-contracts valued at around GBP 3 M annually, about SEK 40 M, covering both the construction phase and the concession period. These contracts will be successively included in order bookings from fourth quarter 2005

Skanska Infrastructure Development and Innisfree take over responsibility to develop, finance, design, build and operate the King's Mill Acute Hospital, Mansfield Community Hospital and Newark General Hospital from the local healthcare authorities, Sherwood Forest Hospitals NHS Trust and Mansfield District Primary Care Trust.

Skanska Infrastructure Development (along with its investment partner) will lead the development's special purpose vehicle and will invest GBP 15 M in the project company. The consortium income stream during the 32-year period will be based on availability.

Skanska UK receives the construction contract exclusively totaling about 140,000 square meters. The rebuilt and extended hospitals will house a number of specialist clinics and a total of 840 patient beds. The preparatory work has been initiated and about 60 percent will be completed in 2009. All construction work is planned for completion during the first quarter of 2011.

Skanska UK will also be responsible for the provision of certain facilities management services during the construction phase and the concession period.

Skanska is a leading company within the British PFI program. Skanska Infrastructure Development has developed and invested (or committed to invest) over GBP 80 M, about SEK 1.1 billion, in eight British PFI projects, mostly hospitals and schools. This has resulted in construction contracts for Skanska UK totaling more than GBP 2.5 billion, about SEK 34 billion.

For further information please contact:

Alan Gillman, Executive Vice President, Skanska Infrastructure Development, tel +44 20 7842 0788
Tanya Barnes, Head of Communications, Skanska UK, tel +44 1923 423 905
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

"File Number 82-34932"

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.se
Reg. office Solna, Sweden
Corp. ID 556000-4615

Public Company (publ)

PRESS RELEASE

Nine month report, January–September 2005

Group highlights

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004
Revenue	88,599	90,647	32,199	32,389
of which revenue from divestments of properties in Commercial Project Development	*3,427*	*4,098*	*299*	*2,016*
Operating income	3,525	4,151	1,130	2,395
of which gains from divestments of properties in Commercial Project Development	*1,342*	*1,312*	*116*	*610*
of which income from discontinued operations	*226*	*1,110*	*17*	*973*
Income after financial items	3,683	4,074	1,215	2,394
Profit for the period	2,799	2,980	973	1,839
Earnings per share for the period, SEK	6.66	7.09	2.31	4.38
Capital employed, SEK bn	22.8	23.8		
Equity, SEK bn	19.0	16.5		
Interest-bearing net receivables (+)/net debt (-), SEK bn	8.3	4.4		
Return on capital employed, % [1]	18.3	23.9		
Return on equity, % [1]	17.0	25.0		
Operating cash flow before change in interest-bearing receivables and liabilities	-719	4,108	585	4,304
Order bookings, SEK bn [2]	87.5	86.8	36.8	26.6
Order backlog, SEK bn [2]	131.3	118.7		

1 Rolling 12 months
2 Refers to Construction

January-September 2005 compared to January-September 2004

- Revenue amounted to SEK 88.6 billion (90.6). Adjusted for discontinued operations, revenue rose by 2 percent. In Construction, revenue rose by 4 percent adjusted for currency rate effects.
- Operating income in continuing operations rose to SEK 3,299 M (3,041). Most units showed improved operating margins. Operating income for the Group amounted to SEK 3,525 M (4,151). Included in operating income in the comparative period was the gain of about SEK 1 billion from the divestment of Skanska Services.
- During the period, commercial properties with a value of SEK 3,427 M (4,098) were divested, with gains amounting to SEK 1,342 M (1,312).
- Income after financial items amounted to SEK 3,683 M (4,074).
- Profit for the period amounted to SEK 2,799 M (2,980). Earnings per share for the period amounted to SEK 6.66 (7.09).
- Order bookings rose by 1 percent and amounted to SEK 87.5 billion (86.8). Adjusted for currency rate effects, order bookings were unchanged.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, telephone +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, telephone +46 8 753 88 38 or cell phone +46 70 543 88 38

This and previous press releases can also be found at www.skanska.com

Comments from Skanska's President and CEO Stuart Graham:

- The earnings trend in Construction remains positive in most of our markets and the operating margin reached 3.1 percent in the third quarter. Partly as a result of two large infrastructure projects being concluded, Skanska Norway showed an impressive 7.1 percent operating margin. Skanska USA Civil is unfortunately still weighed down by its California operations, Yeager Skanska, which again showed a loss during the third quarter.
- Order bookings were strong in the quarter, up 38 percent compared to the third quarter of last year and several markets show significant improvements.
- The strong housing market is continuing. Our residential development business again showed improved margins and, during the latest 12 month period, a return on capital employed of 24 percent. In Commercial Project Development, during the past two year period, as planned, we have sold a significant portion of our property portfolio, and we are now focusing on starting new projects at the pace that the market permits.
- The construction of the A1 highway in Poland, in which Skanska is part owner, has now begun. We have three additional large projects in Infrastructure Development that are expected to reach financial close during the near future. Generally speaking, this form of procurement is gaining ground in many of our home markets.

Market outlook

The outlook for commercial construction investments in the Nordic countries remains cautiously positive. This is also true for the Polish market, although lead times are long between the tendering process and the start of a project. Construction investments in the Czech Republic are increasing again after a first half without growth. In the United Kingdom, the volume of PPP (Public Private Partnership) projects remains large. In other segments of importance to Skanska, the construction volume in the U.K. is low. The overall market for American commercial building construction is good, especially in the healthcare and educational sectors.

In the U.S., the market for civil construction is unchanged from last quarter but the impact from the new federal program for infrastructure and also to some extent from the recent hurricanes will be positive in 2006. Rising costs of fuel and other types of materials adds a degree of volatility to the market in terms of affordability and also in terms of risk for the contractor. In Sweden, the weak trend in commercial building construction has also had a restraining effect on civil construction. However, this is expected to be offset by the government's promised infrastructure investments. The trend of the Norwegian civil construction market remains positive, partly driven by projects for the oil industry. In Finland, civil construction is expected to slow somewhat. The Czech Republic and Poland are showing continued growth, among other things due to EU membership. In Latin America, there is a good continued outlook for projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in Finland and Norway. The Czech market is starting to show signs of oversupply. In Sweden, residential construction is increasing. The local planning process continues to be a restraining factor in a number of markets.

The vacancy rates in the Scandinavian and Central European office markets are expected to decline somewhat during the remainder of the year. Skanska has experienced an increase in leasing activity, which over time should lead to new projects being initiated. In Scandinavia as well as in Central Europe there is a continued good demand from the investment market for properties with efficient space in the right locations.

Order bookings and backlog in Construction, SEK bn


150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q3 '03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings rose by 1 percent and amounted to SEK 87.5 billion (86.8). Adjusted for currency rate effects, order bookings were unchanged.

During the first quarter of 2005, among the assignments that Skanska received was to plan, design and upgrade the M1 motorway in the U.K., a contract in which Skanska's share is valued at SEK 1.3 billion. Skanska also signed an eight-year partnership agreement related to replacement of the network of gas distribution mains in north London. Skanska's total commitment over an eight-year period is valued at SEK 2.6 billion.

During the second quarter of 2005, Skanska received a number of large assignments in its American civil construction operations, Skanska USA Civil. These include a contract to design and construct two high-level bridges across Escambia Bay in Pensacola, Florida. Skanska's portion of the contract is valued at SEK 1 billion. The same unit also received two large contracts in the New York City area. One is related to an expansion of a facility to improve the water quality in Brooklyn and the other concerns the construction of a new hub for the subway network in Lower Manhattan. These projects are each worth SEK 1 billion. Skanska USA Building was contracted during the second quarter as construction manager for a new medical center in San Jose, California, with a contract amount of SEK 540 M. In Norway, Skanska received an order totaling SEK 600 M to build, modernize and operate Norway's first two schools under a public-private partnering (PPP) arrangement.

Order bookings for the third quarter included the construction assignment for the A1 highway project in Poland, a contract valued at the equivalent of SEK 3.7 billion. Skanska USA Civil received a number of new assignments during the quarter. The largest is related to work on the spans and connections to the Triborough Bridge in New York City, a contract worth nearly SEK 2 billion. The same unit also received three large contracts related to water supply and wastewater treatment plants in New York City and Atlanta. The total contract value for these three assignments was SEK 1.2 billion. Skanska USA Building received a number of large construction management assignments, of which the largest was for a new headquarters complex for the telecom company Verizon Communications. The contract value totals more than SEK 700 M. In Scotland, Skanska received an assignment to modernize two prisons, a contract worth about SEK 740 M. During the quarter, Skanska Norway signed a SEK 660 M contract to build a sunken tunnel in Oslo. In the Czech Republic, Skanska received two large railroad contracts worth a total of about SEK 1 billion. In Sweden, finally, Skanska was awarded an additional assignment in connection with the renovation and expansion of the Skärholmens Centrum shopping center, worth SEK 375 M, as well as a new assignment worth nearly SEK 1 billion related to the expansion of the Forum Nacka shopping center.

Order backlog

Order backlog rose by 11 percent, amounting to SEK 131.3 billion (118.7) at the end of the report period. Adjusted for currency rate effects, order backlog rose by 5 percent. Order backlog was equivalent to about 14 (13) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004
Revenue				
Construction	82,275	76,895	31,039	28,440
Residential Project Development	4,374	4,093	1,443	1,326
Commercial Project Development	3,967	4,784	417	2,238
Infrastructure Development	11	23	3	9
Central and eliminations	-2,583	-1,815	-841	-410
Discontinued operations	555	4,667	138	786
Skanska Group	**88,599**	**90,647**	**32,199**	**32,389**
Operating income				
Construction	1,716	1,449	964	716
Residential Project Development	451	357	172	127
Commercial Project Development[1]	1,529	1,496	138	650
Infrastructure Development	-76	-5	-61	5
Central	-273	-277	-75	-86
Eliminations[1]	-48	21	-25	10
Discontinued operations				
-earnings before interest and taxes	46	-96	17	-233
-gains from divestments	180	1,206	0	1,206
Operating income	**3,525**	**4,151**	**1,130**	**2,395**
Net interest	140	-44	62	26
Change in fair value	19	-	12	-
Other net financial items	-1	-33	11	-27
Net financial items	**158**	**-77**	**85**	**-1**
Income after financial items	**3,683**	**4,074**	**1,215**	**2,394**
Taxes	-884	-1,094	-242	-555
Profit for the period	**2,799**	**2,980**	**973**	**1,839**
Attributable to				
Equity holders	2,789	2,969	968	1,836
Minority interest	10	11	5	3
Earnings per share for the period	6.66	7.09	2.31	4.38
1 Of which gains from divestments of commercial properties reported in Commercial Project Development	1,313	1,240	116	582
Eliminations	29	72	0	28

Revenue totaled SEK 88.6 billion (90.6). Adjusted for currency rate effects, revenue decreased by 3 percent. In continuing operations, revenue rose by 2 percent. Revenue of the Construction business stream rose by 4 percent in local currencies.

Operating income decreased by 15 percent, amounting to SEK 3,525 M (4,151). In the third quarter of 2004, the Group reported a capital gain of about SEK 1 billion from the divestment of Skanska Services. Currency rate effects contributed positively to operating income in the amount of SEK 55 M. In the Construction business stream, operating income rose by 18 percent and amounted to SEK 1,716 M (1,449). The operating margin rose to 2.1 (1.8) percent. Operating income during the report period included nonrecurring expenses of SEK 360 M in the California portion of Skanska USA Civil (Yeager Skanska), which were reported during the second quarter of the year. During the third quarter, Yeager again showed a loss of approximately USD 10 M. This loss was to a large extent mitigated for Skanska USA Civil by the resolution of claims. The first nine months of 2004 included restructuring expenses at Skanska USA Building amounting to SEK 150 M. Operating margins rose in most markets. In Norway, the final settlement of accounts for two large civil construction projects yielded good profits, which explains the increased margin in this market.

Residential Project Development increased its operating income by 26 percent to SEK 451 M (357). The operating margin in the business stream thus rose to 10.3 (8.7) percent. Operating margins improved in Sweden and in Finland. Skanska Czech operations also showed a higher operating income, but this included nonrecurring effects amounting to about SEK 15 M related to the transition to the income recognition method used in other markets. Operating income in the Commercial Project Development business stream rose to SEK 1,529 M (1,496). Gains from property divestments amounted to SEK 1,313 M (1,240). For ongoing projects that were divested, Skanska applies the percentage of completion principle of accounting. Included in gains from property divestment was SEK 229 M pertaining to these projects. Operating income in Commercial Project Development also included SEK 145 M related to payments for leases that were terminated early. The operating income of Skanska Infrastructure Development (formerly Skanska BOT) totaled SEK -76 M (-5). The lower earnings were partly an effect of currency rate changes and the ramp-up of the Autopista Central project in Chile and were also partly due to increased tendering expenses.

Corporate overhead totaled SEK -273 M (-277). The item "Discontinued operations" includes operating income from those Swedish businesses that Skanska plans to divest during 2005. This applies to Flexator, Temporent and Skanska Glasbyggarna. Skanska Prefab Mark was sold during the second quarter, and the capital gain of SEK 180 M as well as the earnings of this business during the first quarter of the year are included in operating income from "Discontinued operations." The comparative period included a capital gain of about SEK 1 billion from the divestment of Skanska Services.

Net interest items improved due to Skanska's strengthened financial position and amounted to SEK 140 M (-44). Capitalization of interest expenses in ongoing projects totaled SEK 21 M (32). The net change in the market value of

financial instruments amounted to SEK 19 M (0). Other financial items totaled SEK -1 M (-33) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 3,683 M (4,074). Taxes for the period amounted to SEK -884 M (-1,094), equivalent on an annualized basis to a tax rate of about 24 (27) percent. The comparatively low tax rate is mainly explained by lower nominal tax rates in certain home markets (for example Finland and the Czech Republic) as well as the positive tax effect from the discontinuation of foreign subsidiaries. Profit for the period amounted to SEK 2,799 M (2,980). Earnings per share for the period rose to SEK 6.66 (7.09).

Investments and divestment

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004
Investments	-5,042	-4,658	-1,454	-1,606
Divestments	7,643	9,574	1,395	5,087
Net investments[1]	2,601	4,916	-59	3,481
1 Of which strategic investments/divestments	244	1,737	-53	1,882

In the Construction business stream, investments rose to SEK -1,697 M (-847). This item was mainly related to investments in non-current assets for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -865 M (-302). In Residential Project Development, investments declined to SEK -2,205 M (-2,421). Net divestments in this business stream were SEK 876 M (474). Investments in Commercial Project Development fell to SEK -770 M (-1,060). Divestments in the form of sale of completed properties and ongoing projects decreased to SEK 3,427 M (4,102). Net divestments in Commercial Project Development totaled SEK 2,657 M (3,042). Net investments in the Infrastructure Development business stream (formerly Skanska BOT) totaled SEK -324 M (-47).

The Group's total investments amounted to SEK -5,042 M (-4,658). Divestments totaled SEK 7,643 M (9,574), and the Skanska Group's net amount of investments (-) and divestments (+) was SEK +2,601 M (+4,916).

Operating cash flow and change in interest-bearing net receivables/net debt

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004
Cash flow from business operations and net strategic investments by business stream				
Construction	-1,015	1,159	699	842
Residential Project Development	1,180	202	172	380
Commercial Project Development	2,841	3,202	64	1,415
Infrastructure Development	-393	-117	-58	-33
Central och eliminations	-207	-388	30	-74
Discontinued operations	40	2,131	10	1,815
Cash flow before taxes, financial operations and dividends	**2,446**	**6,189**	**917**	**4,345**
Taxes paid	-1,420	-717	-351	-40
Net interest items and other financial items	-70	-77	17	-1
Dividend etc.	-1,675	-1,287	2	0
Cash flow before change in interest-bearing receivables and liabilities	**-719**	**4,108**	**585**	**4,304**
Translation differences, net receivables/net debt	101	-50	-19	1
Reclassification, interest-bearing net receivables/net debt	1,070	35	764	14
Interest-bearing liabilities acquired/divested	142	-8	21	-2
Other changes, interest-bearing net receivables/net debt	-95	-111	-88	-89
Change in interest-bearing net receivables/net debt	**499**	**3,974**	**1,263**	**4,228**

Cash flow before taxes, financing operations and dividends declined by 60 percent compared to the same period last year, amounting to SEK 2,446 M (6,189). To achieve uniform accounting of cash and bank balances, beginning with the third quarter of 2005, checks issued but not cashed are not recognized as a reduction in the item "Cash and bank balances" until they are cashed. Consequently, the corresponding amount of non interest-bearing liabilities are retained until the checks are cashed. This timing effect affects Skanska's U.S. and U.K. accounts. The reclassification constitutes an increase of SEK 764 M in net interest-bearing receivables at the opening of the quarter. The effect during the third quarter was reported as part of cash flow for July to September and amounted to SEK 22 M.

The weaker cash flow in the Construction business stream was partly explained by negative cash flow effects related to the project writedowns carried out in the United Kingdom and the United States during the fourth quarter of last year. In the Czech Republic, cash flow was weaker than in the comparative period, mainly due to a higher proportion of projects for public sector customers, which mainly pay late in the year. In the U.K., cash flow was adversely affected by large tendering expenses in PPP projects. In Residential Project Development, cash flow rose to SEK 1,180 M (202). Commercial Project Development reported a cash flow amounting to SEK 2,841 M (3,202). In Infrastructure Development (formerly BOT), cash flow from business operations totaled SEK -393 M (-117). The difference was explained mainly by investments in equity and subordinated receivables in the project portfolio.

Taxes paid amounted to SEK -1,420 M (-717). The increase was among other things explained by a supplementary tax payment amounting to SEK 600 M made during the first quarter of 2005, related to last year's withdrawal of tax allocation reserves. Dividend and adjustments of minority interest amounted to SEK -1,675 M (-1,287). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -719 M (4,108).

Financial position

The Group's interest-bearing net receivables rose by SEK 499 M during the report period and amounted to SEK 8,318 M on September 30, 2005 (January 1: 7,819). At the end of the report period, interest-bearing loans as well as interest-bearing pensions amounted to SEK 3.8 billion (January 1: 4.6).

At the end of the period, capital employed amounted to SEK 22.8 billion (January 1: 21.4).

During the first nine months of 2005, the equity of the Group rose by SEK 2.2 billion to SEK 19.0 billion (January 1: 16.8). Aside from profit for the period and the dividend to shareholders related to the 2004 financial year, equity was affected by translation differences amounting to SEK 1.0 billion. The net debt/equity ratio amounted to -0.4 (January 1: -0.5) and the equity/assets ratio was 27.3 percent (January 1: 26.5).

Total assets in the consolidated balance sheet rose to SEK 69.6 billion (January 1: 63.4). Currency rate effects increased total assets by SEK 4.4 billion.

The book value of current-asset properties amounted to SEK 10.7 billion (January 1: 11.9), of which commercial properties in project development operations accounted for SEK 6.1 billion (January 1: 7.4). See the table on page 16.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
	Jan-Sep	Jan-Sep	Sep 30	Sep 30	Dec 31
SEK	2005	2004	2005	2004	2004
U.S. dollar	7.30	7.48	7.74	7.35	6.62
British pound	13.45	13.61	13.67	13.22	12.70
Norwegian crown	1.14	1.09	1.19	1.09	1.09
Euro	9.22	9.16	9.33	9.07	9.00

Personnel

The average number of employees in the Group was 53,786 (58,217).

Accounting principles and changes in accounting practices

Beginning with 2005, the Skanska Group is applying International Financial Reporting Standards (IFRS) in its financial reporting. This interim report has been prepared in accordance with IAS 34, "Interim financial reporting" and in accordance with the IFRS principles that are expected to be applied on December 31, 2005. IFRS is subject to continuous review, and changes may thus occur during 2005. Accounting practices, differences from earlier Swedish generally accepted accounting practices (GAAP) and a detailed presentation of their financial effects as well as recalculated comparative figures are provided in "Reporting in accordance with the International Financial Reporting Standards (IFRS)," which was published via press release on April 11, 2005 and is available at www.skanska.com.

In conjunction with the transition to IFRS, acquired goodwill amounting to SEK 428 M has been transferred from the Construction business stream to Residential Project Development.

Beginning with the third quarter of 2005, changes in the market value of financial instruments recognized at fair value are reported as a separate item in the income statement. The total effect of currency derivatives (pertaining to financial operations) on earnings is reported either as financial income or as a financial expense. The same applies to the effect on earnings of changes in the value of interest rate swaps.

In the balance sheet, the fair value of the instruments is reported as a non-interest-bearing asset or a non-interest-bearing liability. This implies changes compared to previous accounts. The appendix on page 17 shows the effects on the opening balance and in the first and second quarters of 2005.

Effective from January 1, 2005, Skanska has also changed its principle for reporting of contingencies (formerly contingent liabilities). The amount of completion guarantees is included until the project is handed over to the customer, which normally occurs upon approval of final inspection. Contingencies are calculated as the contract value less the value of the portion carried out. The guarantee amount was previously unchanged until the guarantee formally expired. The guarantee amount is not reduced by offsetting against still unreceived payment from the customer. Likewise, guarantees received from subcontractors and material suppliers are not taken into account. In the case of the Skanska Group, this change affects recognition of the Group's liability for the portion of the commitments of construction consortia borne by consortium members outside the Group. Reciprocal guarantees that have been received concerning the share of joint and several liability

borne by external consortium members are not taken into account. Tax cases, court and arbitration proceedings are no longer included in contingency amounts. Instead a separate description is provided.

The definitions of the following key financial ratios have changed due to the transition to IFRS:

Earnings per share	Profit/loss for the period attributable to equity holders of Skanska, divided by the average number of shares
Equity per share	Visible equity attributable to equity holders of Skanska, divided by the number of shares
Return on equity	Profit/loss attributable to equity holders of Skanska as a percentage of average visible equity attributable to equity holders of Skanska

For other key financial ratios, see the Annual Report for 2004.

Parent Company

The interim report for the Parent Company, Skanska AB, has been prepared in accordance with the Swedish Annual Accounts Act, with derivative instruments being valued at fair value. The positive effect on equity at the beginning of 2005 amounted to SEK 12 M. In the income statement for the first nine months of the year, income after financial items was positively affected in the amount of SEK 65 M.

In accordance with IFRS 1, "First-time Adoption of International Financial Reporting Standards," point 36A, comparative figures have not been restated.

Other matters

Pension obligations

Skanska is currently updating its assumptions in preparation for the annual calculation of pension obligations in the Group's defined-benefit pension plans. A preliminary calculation based on the current lower long-term interest rates and changed benchmark rates indicates that since January 1, net pension liability not recognized in the balance sheet is expected to increase by about SEK 1.5 billion and then amount to about SEK 2.1 billion.

According to existing accounting principles (IAS 19), deficits outside the "corridor" must be amortized over the expected average remaining working lives of the employees participating in the plan . On the basis of Skanska's preliminary liability calculation, changed assumptions – primarily a lower discount rate – will entail an annual negative impact of about SEK 100 M on future earnings. Amortization of deficits will entail an additional annual negative impact of about SEK 100 M on earnings.

IASB has amended IAS 19, thereby making possible an alternative treatment of surpluses and deficits in defined-benefit pension plans. This alternative rule implies that actuarial gains and losses are recognized directly in the balance sheet and thus do not give rise to any effect on earnings. The amended IAS 19 is expected to be adopted by the EU during 2005. Skanska intends to use this alternative method as soon as it is adopted. Such an adjustment would, based on Skanska's preliminary calculations, imply that the Group's equity would be reduced by about SEK 1.6 billion after taking deferred taxation and social insurance contributions into account and that net financial receivables would decrease by SEK 2.1 billion. Changed assumptions, primarily a lower discount rate, will entail an annual negative impact on earnings by about SEK 100M. As a consequence of the alternative method, future changes, both positive and negative, in actuarial assumptions will have an immediate impact on the reported equity and net financial receivables/liabilities.

Salary and benefits of the President and CEO

The salary benefits etc. of Stuart Graham, President and CEO, have been revised. Mr. Graham has had so-called expert tax status, which ceased in September 2005. Because of this, an agreement has been reached on special compensation amounting to a total of no more than SEK 10.4 M, with disbursement allocated over a three-year period. Mr. Graham's fixed salary and flexible salary elements are unchanged. In addition, his entitlement to a pension was changed from age 61 at the earliest to age 62 at the earliest. As previously, full pension will be received at age 65; however, this pension shall total a fixed amount of USD 500,000, instead of about 50 percent of fixed annual salary as previously.

Alleged collusive anti-competitive practices

After an "intermediate judgment" in Sweden's Market Court in September 2004, it was clarified that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e. also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than the autumn of 2006. No new information has emerged either in the corresponding Finnish legal action or in cases where individual Swedish municipalities have sued construction companies, among them Skanska, maintaining they have suffered damage from alleged cartels.

Annual meeting

The Annual Shareholders' Meeting will be held at 5:00 p.m. on March 30, 2006 at the Rival Hotel, Mariatorget, Stockholm, Sweden.

Nomination Committee

In accordance with a decision by the Annual Shareholders' Meeting in 2005, the Chairman of the Board has asked five of the largest shareholders to appoint one representative each. Together with the Chairman, they will constitute a Nomination Committee. Among the tasks of the Nomination Committee is to work out a proposal for a Board of Directors and remuneration to the Board of Directors to be decided by the Annual Shareholders' Meeting in 2006. The Nomination Committee during the period leading up to the 2006 Annual Shareholders' Meeting of Skanska AB will have the following composition: Carl-Olof By, Chairman of the Nomination Committee, and representing AB Industrivärden; Robert Vikström, representing the Svenska Handelsbanken pension funds and Svenska Handelsbanken AB.; Magnus Wärn, representing AMF Pension; Per Ludvigsson, representing Inter-IKEA Investments AB; K G Lindvall, representing Robur Funds; and Sverker Martin-Löf, Chairman of the Board, Skanska AB.

Events after the close of the report period

In October, the financial close of the E18 highway project in Finland was announced. For Skanska the project involves an investment of about SEK 110 M and a construction contract worth approximately SEK 1.5 billion. The construction contract is included in order bookings for the fourth quarter.

Financial reports about the 2005 financial year

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com and can also be ordered from Skanska AB, Investor Relations.

The Group's remaining report related to 2005 will be published on the following date:

February 16, 2006 Year-end Report

Solna, November 3, 2005

STUART E. GRAHAM
President and CEO

The auditors' review report

We have reviewed this interim report in accordance with the recommendation issued by the Swedish Institute of Authorized Accountants (FAR).

A review is considerably more limited in scope than an audit.

Nothing has come to our attention that indicates that the interim report does not fulfill the requirements of the Stock Exchange Act and the Annual Accounts Act.

Stockholm, November 3, 2005

KPMG Bohlins AB

CAJ NACKSTAD

Authorized Public Accountant

The Skanska Group

Summary income statement

GROUP

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Revenue	88,599	90,647	32,199	32,389	119,215	121,263
Cost of sales	-80,475	-82,392	-29,498	-29,507	-109,789	-111,706
Gross income	**8,124**	**8,255**	**2,701**	**2,882**	**9,426**	**9,557**
Selling and administrative expenses	-4,851	-5,359	-1,569	-1,694	-6,443	-6,951
Income from divestments of discontinued operations	180	1,206	0	1,206	561	1,587
Income from joint ventures and associated companies	72	49	-2	1	191	168
Operating income	**3,525**	**4,151**	**1,130**	**2,395**	**3,735**	**4,361**
Interest income	236	193	98	100	327	284
Interest expenses	-96	-237	-36	-74	-191	-332
Net interest	*140*	*-44*	*62*	*26*	*136*	*-48*
Change in fair value	19	-	12	-	19	-
Other net financial items	-1	-33	11	-27	46	14
Net financial items	**158**	**-77**	**85**	**-1**	**201**	**-34**
Income after financial items	**3,683**	**4,074**	**1,215**	**2,394**	**3,936**	**4,327**
Taxes	-884	-1,094	-242	-555	-931	-1,141
Profit for the period	**2,799**	**2,980**	**973**	**1,839**	**3,005**	**3,186**
Attributable to:						
Equity holders	2,789	2,969	968	1,836	2,993	3,173
Minority interest	10	11	5	3	12	13
Key financial figures						
Earnings per share, SEK	6.66	7.09	2.31	4.38	7.15	7.58
Average number of shares	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, non-current assets	-795	-935	-282	-294	-1,109	-1,249
Impairment loss, goodwill	-96	-161	-2	-135	-103	-168
Return on capital employed, % [1]	18.3	23.9				19.9
Return on equity, % [1]	17.0	25.0				20.4
Average number of employees	53,786	58,217				53,803

1 Rolling 12 months

CONTINUING OPERATIONS SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Revenue	88,044	85,980	32,061	31,603	118,321	116,257
Cost of sales	-80,041	-78,165	-29,395	-28,654	-108,572	-106,696
Gross income	**8,003**	**7,815**	**2,666**	**2,949**	**9,749**	**9,561**
Selling and administrative expenses	-4,776	-4,811	-1,551	-1,526	-6,308	-6,343
Income from divestments of discontinued operations	0	0	0	0	0	0
Income from joint ventures and associated companies	72	37	-2	-1	191	156
Operating income	**3,299**	**3,041**	**1,113**	**1,422**	**3,632**	**3,374**
Net financial items	**183**	**-62**	**96**	**2**	**231**	**-14**
Income after financial items	**3,482**	**2,979**	**1,209**	**1,424**	**3,863**	**3,360**
Taxes	-869	-1,064	-238	-559	-900	-1,095
Profit for the period	**2,613**	**1,915**	**971**	**865**	**2,963**	**2,265**
Earnings per share, SEK	6.22	4.55	2.31	2.05	7.05	5.38

DISCONTINUED OPERATIONS SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Revenue	555	4,667	138	786	894	5,006
Cost of sales	-434	-4,227	-103	-853	-1,217	-5,010
Gross income	**121**	**440**	**35**	**-67**	**-323**	**-4**
Selling and administrative expenses	-75	-548	-18	-168	-135	-608
Income from divestments of discontinued operations	180	1,206	0	1,206	561	1,587
Income from joint ventures and associated companies	0	12	0	2	0	12
Operating income	**226**	**1,110**	**17**	**973**	**103**	**987**
Net financial items	**-25**	**-15**	**-11**	**-3**	**-30**	**-20**
Income after financial items	**201**	**1,095**	**6**	**970**	**73**	**967**
Taxes	-15	-30	-4	4	-31	-46
Profit for the period	**186**	**1,065**	**2**	**974**	**42**	**921**
Earnings per share, SEK	*0.44*	2.54	*0.00*	2.33	*0.10*	2.20

SUMMARY CASH FLOW STATEMENT SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Cash flow from operating activities	1,914	4,228	976	2,604	4,205	6,519
Cash flow from investing activities	-438	-115	-987	151	883	1,206
Cash flow from financing activities	-2,746	-3,940	-1,161	-854	-4,610	-5,804
Cash flow for the period	**-1,270**	**173**	**-1,172**	**1,901**	**478**	**1,921**

of which discontinued operations SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Cash flow from operating activities	-150	368	21	-37	-452	66
Cash flow from investing activities	220	1,723	-13	1,827	845	2,348
Cash flow from financing activities	123	-329	-16	16	375	-77
Cash flow for the period	**193**	**1,762**	**-8**	**1,806**	**768**	**2,337**

CHANGES IN EQUITY SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Opening balance (IFRS excl IAS 39)	16,793	14,701	17,959	14,760	16,543	14,701
Change to IAS 39, opening balance 2005	-11	-	0	-	-11	-
Dividend	-1,674	-1,256	0	0	-1,674	-1,256
Translation differences	1,047	188	-13	-29	1,117	258
Effects of IAS 39 Hedge accounting	10	-	45	-	10	-
Change, minority interest	2	-70	2	-27	-24	-96
Profit for the period	2,799	2,980	973	1,839	3,005	3,186
Closing balance	**18,966**	**16,543**	**18,966**	**16,543**	**18,966**	**16,793**

Group net investments

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
OPERATIONS - INVESTMENTS						
Intangible assets	-17	-41	-8	-12	-14	-38
Property, plant and equipment	-1,183	-794	-360	-210	-1,520	-1,131
Assets in Infrastructure Development operations	-332	-54	-57	-27	-466	-188
Holdings	0	-1	0	-1	-5	-6
Current-asset properties	-3,462	-3,645	-1,028	-1,373	-5,083	-5,266
of which Residential Project Development	*-2,195*	*-2,482*	*-535*	*-831*	*-3,378*	*-3,665*
of which Commercial Project Development	*-768*	*-1,055*	*-250*	*-432*	*-1,044*	*-1,331*
of which other commercial properties	*-499*	*-108*	*-243*	*-110*	*-661*	*-270*
Investments	**-4,994**	**-4,535**	**-1,453**	**-1,623**	**-7,088**	**-6,629**
OPERATIONS - DIVESTMENTS						
Intangible assets	4	8	1	-1	-2	2
Property, plant and equipment	376	398	76	81	613	635
Assets in Infrastructure Development operations	8	7	0	0	8	7
Holdings	1	10	0	4	3	12
Current-asset properties	6,962	7,291	1,370	3,138	8,992	9,321
of which Residential Project Development	*3,075*	*2,958*	*936*	*1,034*	*4,260*	*4,143*
of which Commercial Project Development	*3,427*	*4,098*	*299*	*2,016*	*3,974*	*4,645*
of which other commercial properties	*460*	*235*	*135*	*88*	*758*	*533*
Divestments	**7,351**	**7,714**	**1,447**	**3,222**	**9,614**	**9,977**
Net investments in operations	**2,357**	**3,179**	**-6**	**1,599**	**2,526**	**3,348**
STRATEGIC INVESTMENTS						
Businesses	-48	-122	-1	17	-61	-135
Holdings	0	-1	0	0	0	-1
Strategic investments	**-48**	**-123**	**-1**	**17**	**-61**	**-136**
STRATEGIC DIVESTMENTS						
Businesses	261	1,398	-52	1,407	941	2,078
Holdings	31	462	0	458	48	479
Strategic divestments	**292**	**1,860**	**-52**	**1,865**	**989**	**2,557**
Net strategic investments	**244**	**1,737**	**-53**	**1,882**	**928**	**2,421**
TOTAL NET INVESTMENTS	**2,601**	**4,916**	**-59**	**3,481**	**3,454**	**5,769**
Depreciation, non-current assets	-795	-935	-282	-294	-1,109	-1,249

Consolidated operating cash flow statement

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Cash flow from business operations before change in working capital	2,299	2,267	1,182	919	2,015	1,983
Change in working capital	-2,408	-880	-423	187	-9	1,519
Net investments in business operations	2,357	3,179	-6	1,599	2,526	3,348
Cash flow adjustment, net investments	-46	-114	217	-242	15	-53
Taxes paid in business operations	-1,440	-711	-346	-40	-1,740	-1,011
Cash flow from business operations	**762**	**3,741**	**624**	**2,423**	**2,807**	**5,786**
Net interest items and other financial items	-70	-77	17	-1	-27	-34
Taxes paid in financing operations	21	23	-5	0	8	10
Cash flow from financing operations	**-49**	**-54**	**12**	**-1**	**-19**	**-24**
CASH FLOW FROM OPERATIONS	**713**	**3,687**	**636**	**2,422**	**2,788**	**5,762**
Net strategic investments	244	1,737	-53	1,882	928	2,421
Taxes paid on net strategic investments	-1	-29	0	0	-1	-29
Cash flow from net strategic investments	**243**	**1,708**	**-53**	**1,882**	**927**	**2,392**
Dividend etc.	-1,675	-1,287	2	0	-1,676	-1,288
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-719**	**4,108**	**585**	**4,304**	**2,039**	**6,866**
Change in interest-bearing receivables and liabilities	-551	-3,935	-1,757	-2,403	-1,561	-4,945
CASH FLOW FOR THE PERIOD	**-1,270**	**173**	**-1,172**	**1,901**	**478**	**1,921**
Cash and cash equivalents at the beginning of the period	8,868	7,037	9,095	5,407	7,266	7,037
Reclassification in cash and cash equivalents	764	0	764	0	764	0
Exchange rate differences in cash and cash equivalents	306	56	-19	-42	160	-90
Cash and cash equivalents at the end of the period	**8,668**	**7,266**	**8,668**	**7,266**	**8,668**	**8,868**
Change in interest-bearing net receivables/net debt	499	3,974	1,262	4,228	3,907	7,382

Balance sheet

SEK M	Sep 30 2005	Sep 30 2004	*Jan 1 2005*	Dec 31 2004
ASSETS				
Non-current assets				
Property, plant and equipment	5,406	5,951	4,978	5,507
Goodwill	4,158	3,990	3,899	3,899
Intangible assets	603	549	535	535
Investments in associated companies and joint ventures	1,623	875	862	862
Financial assets[1]	1,312	1,480	1,253	1,137
Deferred tax assets	1,542	1,478	1,442	1,455
Total non-current assets	**14,644**	**14,323**	***12,969***	**13,395**
Current assets				
Current-asset properties[2]	10,710	12,257	11,935	11,948
Inventories	536	984	605	732
Financial receivables	2,287	3,024	2,771	2,490
Tax assets	780	626	269	269
Gross amount due from customers for contract work	6,680	5,070	3,653	3,579
Trade and other receivables	24,606	25,398	21,457	21,622
Short-term investments	2,558	1,217	3,053	3,053
Cash and bank balances	6,104	6,049	5,794	5,815
Assets classified as held for sale	679	-	869	-
Total current assets	**54,940**	**54,625**	***50,406***	**49,508**
TOTAL ASSETS	**69,584**	**68,948**	***63,375***	**62,903**
of which interest-bearing non-current assets	*1,211*	*1,405*	*1,063*	*1,063*
of which interest-bearing assets held for sale	*6*	*-*	*21*	*-*
of which interest-bearing current assets	*10,919*	*10,290*	*11,337*	*11,358*
	12,136	*11,695*	*12,421*	*12,421*
EQUITY				
Equity attributable to equity holders	18,837	16,402	16,665	16,676
Minority interest	129	141	117	117
Total equity	**18,966**	**16,543**	***16,782***	**16,793**
LIABILITIES				
Non-current liabilities				
Loans and borrowings	2,617	4,755	3,300	3,046
Pensions	551	1,240	518	522
Deferred tax liabilities	2,690	3,394	2,708	2,744
Provisions	125	176	135	135
Total non-current liabilities	**5,983**	**9,565**	***6,661***	**6,447**
Current liabilities				
Loans and borrowings	777	1,155	1,197	1,006
Tax liabilities	878	832	994	998
Provisions	2,582	2,991	2,722	2,727
Gross amount due to customers for contract work	11,883	10,591	10,471	10,428
Trade and other payables	28,235	27,271	24,224	24,504
Liabilities classified as held for sale	280	-	324	-
Total current liabilities	**44,635**	**42,840**	***39,932***	**39,663**
TOTAL EQUITY AND LIABILITIES	**69,584**	**68,948**	***63,375***	**62,903**
of which interest-bearing loans and borrowings	*3,125*	*5,910*	*4,050*	*4,052*
of which interest-bearing pensions and provisions	*676*	*1,374*	*546*	*550*
of which interest-bearing liabilities held for sale	*17*	*-*	*6*	*-*
	3,818	*7,284*	*4,602*	*4,602*

Key financial figures

	Sep 30 2005	Sep 30 2004	Jan 1 2005	Dec 31 2004
Capital employed, closing balance	22,784	23,827	21,384	21,395
Capital employed, average	22,516	23,926	23,390	23,391
Equity/assets ratio, %	27.3	24.0	26.5	26.7
Interest-bearing net receivables (+)/net debt (-), SEK m	8,318	4,411	7,819	7,819
Debt/equity ratio	-0.4	-0.3	-0.5	-0.5

1 of which interest-bearing receivables	1,211	1,405	1,063	1,063
of which non interest-bearing receivables	19	-	116	-
of which shares	82	75	74	74
2 Current-asset properties				
Commercial Project Development	6,125	7,735	7,395	7,408
Other commercial properties	1,480	1,362	1,272	1,272
Residential Project Development	3,105	3,160	3,268	3,268
	10,710	12,257	*11,935*	11,948

Note Contingent liabilities

Contingent liabilities amounted to SEK 6.4 billion on September 30, 2005 (Dec 31, 2004: 7.4). During the quarter the liabilities decreased by SEK 1.4 billion.

Regarding tax cases, court and arbitration proceedings, major ongoing legal proceedings were described in Note 32 in the Annual Report of 2004. No important events occurred during the third quarter of 2005.

Additional information

Business streams

Construction

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Revenue	82,275	78,895	31,039	28,440	111,357	107,977
Gross income	**5,644**	**5,345**	**2,284**	**1,914**	**6,979**	**6,680**
Selling and administrative expenses	-3,955	-3,920	-1,328	-1,210	-5,242	-5,207
Income from joint ventures and associated companies	27	24	8	12	42	39
Operating income	**1,716**	**1,449**	**964**	**716**	**1,779**	**1,512**
Investments	-1,697	-847	-592	-319	-2,180	-1,330
Divestments	832	545	157	154	1,365	1,078
Net investments	**-865**	**-302**	**-435**	**-165**	**-815**	**-252**
Cash flow from operations before investments *and change in working capital*	2,558	2,169	1,210	988	2,626	2,237
Change in working capital	-2,696	-710	-62	16	-84	1,902
Net investments in operations	-821	-298	-381	-199	-789	-266
Cash flow adjustment, net investments	-12	2	-14	3	64	78
Operating cash flow from business operations [1]	-971	1,163	753	808	1,817	3,951
Strategic net investments	-44	-4	-54	34	-26	14
Cash flow	**-1,015**	**1,159**	**699**	**842**	**1,791**	**3,965**
Gross margin, %	6.9	6.8	7.4	6.7	6.3	6.2
Selling and administrative expenses, %	-4.8	-5.0	-4.3	-4.3	-4.7	-4.8
Operating margin %	2.1	1.8	3.1	2.5	1.6	1.4
Capital employed, SEK bn	5.8	6.4				3.6
Return on capital employed (RoCE), % [2]	36.9	29.2				25.6
Order bookings, SEK bn	87.5	86.8	36.8	26.6	116.7	116.0
Order backlog, SEK bn	131.3	118.7				113.5
Employees	52,248	52,496				51,583

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Residential Project Development

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Revenue	4,374	4,093	1,443	1,326	6,095	5,814
Gross income	**704**	**583**	**255**	**206**	**942**	**821**
Selling and administrative expenses	-251	-226	-81	-79	-330	-305
Income from joint ventures and associated companies	-2	0	-2	0	10	12
Operating income	**451**	**357**	**172**	**127**	**622**	**528**
Investments	-2,205	-2,421	-537	-798	-3,460	-3,676
Divestments	3,081	2,895	935	1,038	4,271	4,085
Net investments	**876**	**474**	**398**	**240**	**811**	**409**
Cash flow from operations before investments and change in working capital	-140	-48	49	24	-161	-69
Change in working capital	461	-209	-397	105	546	-124
Net investments in operations	876	474	398	240	811	409
Cash flow adjustment, net investments	-17	-15	122	11	86	88
Operating cash flow from business operations [1]	1,180	202	172	380	1,282	304
Strategic net investments	0	0	0	0	0	0
Cash flow	**1,180**	**202**	**172**	**380**	**1,282**	**304**
Operating margin, %	10.3	8.7	11.9	9.6	10.2	9.1
Capital employed, SEK bn	2.4	2.8				2.8
Return on capital employed (RoCE), % [2]	23.9	16.2				18.4
Employees	610	723				739

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Project Development

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Revenue	3,967	4,784	417	2,238	4,767	5,584
Gross Income	**1,684**	**1,696**	**187**	**733**	**1,861**	**1,873**
Selling and administrative expenses	-159	-159	-52	-46	-215	-215
Income from joint ventures and associated companies	4	-41	3	-37	4	-41
Operating Income	**1,529**	**1,496**	**138**	**650**	**1,650**	**1,617**
of which gain from divestments of properties[1]	1,313	1,240	116	582	1,495	1,422
of which operating net, completed properties [2]	313	409	39	133	408	504
of which write-downs/reversal of write-downs	0	0	0	0	-98	-98
Investments	-770	-1,060	-250	-433	-1,046	-1,336
Divestments	3,427	4,102	299	2,016	4,040	4,715
Net Investments	**2,657**	**3,042**	**49**	**1,583**	**2,994**	**3,379**
Cash flow from operations before investments and change in working capital	213	297	21	105	253	337
Change in working capital	-11	-36	-114	-17	-126	-151
Net investments in operations	2,657	3,042	49	1,584	2,993	3,378
Cash flow adjustment, net investments	-18	-102	108	-257	-135	-219
Operating cash flow from business operations [3]	2,841	3,201	64	1,415	2,985	3,345
Strategic investments	0	1	0	0	0	1
Cash flow	**2,841**	**3,202**	**64**	**1,415**	**2,985**	**3,346**
Capital employed, SEK bn	6.9	8.9				7.8
Return on capital employed (RoCE), % [4]	22.2	23.3				17.7
Employees	126	138				129
1 Additional gain included in eliminations was	29	72	0	28	29	72

2 After selling and administrative expenses

3 Before taxes, financing operations and dividends

4 Rolling 12 months

Infrastructure Development (formerly BOT)

SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Revenue	11	23	3	9	21	33
Gross Income	**-39**	**-4**	**-18**	**2**	**-47**	**-12**
Selling and administrative expenses	-74	-53	-28	-20	-91	-70
Income from joint ventures and associated companies	37	52	-15	23	98	113
Operating Income	**-76**	**-5**	**-61**	**5**	**-40**	**31**
of which gains from divestments of projects	0	0	0	0	0	0
	0	**0**				
Investments	-332	-54	-57	-28	-466	-188
Divestments	8	7	0	1	7	6
Net Investments	**-324**	**-47**	**-57**	**-27**	**-459**	**-182**
Cash flow from operations before investments and change in working capital	-91	-56	-41	-18	-53	-18
Change in working capital	22	-14	40	12	21	-15
Net investments in operations	-324	-47	-57	-27	-459	-182
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations [1]	-393	-117	-58	-33	-491	-215
Strategic investments	0	0	0	0	0	0
Cash flow	**-393**	**-117**	**-58**	**-33**	**-491**	**-215**
Capital employed, SEK bn	2.2	1.4				1.5
Return on capital employed (RoCE), % [2]	-1.6	1.6				3.3
Employees	60	39				40

1 Before taxes, financing operations and dividends

2 Rolling 12 months

At the end of the report period, the book value of shares, participations and subordinated receivables in Infrastructure Development operations totaled about SEK 2.2 billion. Remaining investment commitments related to ongoing Infrastructure Development projects totaled about SEK 0.8 billion. The increase since year-end 2004 was attributable to currency rate effects. In addition, at the end of the third quarter Skanska was negotiating the financial close of 5 additional PPP projects, which if financial close is completed will add further investment commitments of about SEK 1.0 billion.

Construction, by business/reporting unit

SEK M	Revenue Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Sweden	15,925	14,110	5,805	4,947	22,334	20,519
Norway	7,803	6,160	2,490	2,210	10,283	8,640
Denmark	2,975	2,450	1,002	837	4,161	3,636
Finland	5,931	5,455	2,415	1,959	8,099	7,623
Poland	3,272	2,603	1,760	1,446	4,639	3,970
Czech Republic	7,237	5,459	3,040	2,350	9,684	7,906
UK	7,053	8,813	2,613	2,663	9,264	11,024
USA Building	21,823	21,058	8,204	7,575	28,366	27,601
USA Civil	6,709	9,569	2,683	3,334	9,546	12,406
Latin America	2,539	1,816	865	662	3,508	2,785
International [1]	1,008	1,402	162	457	1,473	1,867
Total	**82,275**	**78,895**	**31,039**	**28,440**	**111,357**	**107,977**

1 International includes operations in Russia, International Projects and UK International.

SEK M	Operating income Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004	Operating margin, % Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Sweden	537	360	225	152	756	579	3.4	2.6	3.9	3.1	3.4	2.8
Norway	323	160	177	56	378	215	4.1	2.6	7.1	2.5	3.7	2.5
Denmark	61	43	19	23	71	53	2.1	1.8	1.9	2.7	1.7	1.5
Finland	141	162	83	104	242	263	2.4	3.0	3.4	5.3	3.0	3.5
Poland	29	36	52	43	94	101	0.9	1.4	3.0	3.0	2.0	2.5
Czech Republic	354	266	157	105	456	368	4.9	4.9	5.2	4.5	4.7	4.7
UK	215	250	81	69	17	52	3.0	2.8	3.1	2.6	0.2	0.5
USA Building	161	8	61	61	-260	-413	0.7	0.0	0.7	0.8	-0.9	-1.5
USA Civil	-177	147	63	69	-106	218	-2.6	1.5	2.3	2.1	-1.1	1.8
Latin America	96	90	46	34	124	118	3.8	5.0	5.3	5.1	3.5	4.2
International [1]	-24	-73	0	0	7	-42	-2.4	-5.2	0.0	0.0	0.5	-2.2
Total	**1,716**	**1,449**	**964**	**716**	**1,779**	**1,512**	**2.1**	**1.8**	**3.1**	**2.5**	**1.6**	**1.4**

SEK M	Order backlog Sep 30 2005	Sep 30 2004	Dec 31 2004	Order bookings Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Sweden	17,073	15,835	15,485	17,349	17,033	7,089	4,691	23,355	23,039
Norway	8,689	6,621	7,371	8,611	7,025	4,304	2,194	11,781	10,195
Denmark	2,394	2,088	2,157	2,761	2,504	826	797	3,775	3,518
Finland	5,152	5,446	4,854	6,028	5,690	1,779	2,086	7,654	7,316
Poland	8,113	3,164	3,844	6,999	2,874	5,046	1,178	8,684	4,559
Czech Republic	12,992	12,040	13,047	6,306	9,836	2,186	2,896	9,380	12,910
UK	16,027	13,449	13,318	8,717	8,209	3,136	1,358	11,358	10,850
USA Building	36,575	43,182	36,577	15,965	25,773	6,010	9,045	19,891	29,699
USA Civil	19,471	12,807	12,116	11,708	4,663	5,730	1,888	15,287	8,242
Latin America	3,387	2,356	2,885	2,276	2,087	423	394	4,113	3,924
International	1,467	1,685	1,844	772	1,076	236	22	1,452	1,756
Total	**131,340**	**118,673**	**113,498**	**87,492**	**86,770**	**36,765**	**26,549**	**116,730**	**116,008**

Residential Project Development, by business/reporting unit

	Revenue						Operating income[1]					
SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004
Sweden	1,636	1,331	545	401	2,351	2,046	121	73	48	35	184	136
Norway	1,020	901	346	287	1,353	1,234	96	95	35	26	123	122
Finland	1,164	1,152	332	367	1,621	1,609	148	105	63	46	194	151
Poland	71	84	26	25	103	116	6	11	6	4	5	10
Czech Republic	330	420	138	160	433	523	85	74	27	21	116	105
International	153	205	56	86	234	286	-5	-1	-7	-5	0	4
Total	**4,374**	**4,093**	**1,443**	**1,326**	**6,095**	**5,814**	**451**	**357**	**172**	**127**	**622**	**528**

	Operating margin, %[1]						Return on capital employed[2]		
SEK M	Jan-Sep 2005	Jan-Sep 2004	Jul-Sep 2005	Jul-Sep 2004	Oct 2004-Sep 2005	Jan-Dec 2004	Oct 2004-Sep 2005	Oct 2003-Sep 2004	Jan-Dec 2004
Sweden	7.4	5.5	8.8	8.7	7.8	6.6	52.8	16.1	25.4
Norway	9.4	10.5	10.1	9.1	9.1	9.9	11.2	10.1	9.7
Finland	12.7	9.1	19.0	12.5	12.0	9.4	29.5	19.7	24.0
Poland	8.5	13.1	23.1	16.0	4.9	8.6	5.0	1.0	7.7
Czech Republic	25.8	17.6	19.6	13.1	26.8	20.1	46.4	51.4	48.6
International	-3.3	-0.5	-12.5	-5.8	0.0	1.4	2.2	12.3	8.6
Total	**10.3**	**8.7**	**11.9**	**9.6**	**10.2**	**9.1**	**24.0**	**16.2**	**18.4**

1 Development profit only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of September 2005, there were 5,474 (6,891) residential units under construction. Of these, 75 (69) percent were sold. The number of completed unsold residential units totaled 204 (285). During the first nine months of 2005, construction started on 3,084 (3,621) units. In the Nordic countries, the number of residential units started increased to 2,807 (2,700), while the number declined to 277 (921) in the Czech Republic and in St. Petersburg, Russia. The number of residential units sold during the first nine months of the year was 3,511 (3,355). Here, the Nordic markets showed an increase to 3,005 units (2,599), while the number of sold units declined to 506 (756) in the other markets.

The book value of current-asset properties in Residential Project Development totaled SEK 3.1 billion (Dec. 2004: 3.3). A breakdown of book value can be seen in the table below. The book value of undeveloped land and development properties was SEK 2.1 billion. This is equivalent to building rights for about 15,200 residential units. There were also about 3,100 building rights in associated companies.

Breakdown of book value, current-asset properties, September 30, 2005

SEK M	Residential Project Development	Commercial Project Development	Other commercial properties	Total
Completed projects	399	3,728	48	4,175
Ongoing projects	562	485	420	1,467
Land bank	2,144	1,912	1,012	5,068
Total	**3,105**	**6,125**	**1,480**	**10,710**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2004	Occupancy rate, %
Completed properties	3,728	3,728	4,980	72
Ongoing projects	485	1,089	1,389	39
Subtotal	**4,213**	**4,817**	**6,369**	
Land bank	1,912	1,912		
TOTAL	**6,125**	**6,729**		

Commercial Project Development has six projects underway, four of them in Sweden. Ongoing projects represent leasable space of about 65,000 sq. m (699,400 sq. ft.) and are 39 percent pre-leased, measured in rent. Including the seven ongoing projects that were sold during construction, leasable space totals 126,000 sq. m (1,355,800 sq. ft.) of which a total of 67 percent is pre-leased. At the end of the report period, the book value of ongoing projects amounted to SEK 0.5 billion (Dec. 2004: 0.2). Their book value upon completion is expected to total SEK 1.1 billion, with an estimated market value of SEK 1.4 billion. The degree of completion in ongoing projects is about 45 percent.

The book value of Skanska's portfolio of completed projects amounted to SEK 3.7 billion (Dec. 2004: 4.6), with an estimated market value, based on an appraisal dated December 2004, of about SEK 5.0 billion (Dec. 2004: 6.9). The occupancy rate, measured in rent, amounted to 72 percent.

The book value of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 1.9 billion (Dec. 2004: 2.4).

Balance sheet Jan 1, 2005

	Jan 1 before change	Change	Jan 1 after change
Interest-bearing non-current assets	1,179	-116	1,063
Interest-bearing assets held for sale	21		21
Interest-bearing current assets	11,618	-281	11,337
	12,818	-397	12,421
Non-interest-bearing financial assets	0	116	116
Non-interest-bearing financial receivables	0	281	281
	0	397	397
Interest-bearing loans and borrowings	4,497	-447	4,050
Interest-bearing pensions and provisions	546		546
Interest-bearing liabilities held for sale	6		6
	5,049	-447	4,602
Non-interest-bearing loans and borrowings	0	447	447
	0	447	447
Interest-bearing net receivables/net debt	7,769	50	7,819
Capital employed	21,831	-447	21,384

Income statement Q1 2005

	Jan-Mar before change	Change	Jan-Mar after change
Interest income	322	-241	81
Interest expenses	-270	219	-51
Net interest	52	-22	30
Change in fair value		31	31
Other net financial items	7	-9	-2
Net financial items	59	0	59

Balance sheet Q1 2005

	Mar 31 before change	Change	Mar 31 after change
Interest-bearing non-current assets	1,352	-172	1,180
Interest-bearing assets held for sale	12		12
Interest-bearing current assets	11,045	-145	10,900
	12,409	-317	12,092
Non-interest-bearing financial assets	0	172	172
Non-interest-bearing financial receivables	0	145	145
	0	317	317
Interest-bearing loans and borrowings	4,346	-265	4,081
Interest-bearing pensions and provisions	561		561
Interest-bearing liabilities held for sale	14		14
	4,921	-265	4,656
Non-interest-bearing loans and borrowings	0	265	265
	0	265	265
Interest-bearing net receivables/net debt	7,488	-52	7,436
Capital employed	22,758	-265	22,493

Income statement Q2 2005

	Apr-Jun before change	Change	Apr-Jun after change
Interest income	493	-355	138
Interest expenses	-439	379	-60
Net interest	54	24	78
Change in fair value		7	7
Other net financial items	19	-31	-12
Net financial items	73	0	73

Balance sheet Q2 2005

	Jun 30 before change	Change	Jun 30 after change
Interest-bearing non-current assets	1,088	-140	948
Interest-bearing assets held for sale	8		8
Interest-bearing current assets	11,078	-54	11,024
	12,174	-194	11,980
Non-interest-bearing financial assets	0	140	140
Non-interest-bearing financial receivables	0	54	54
	0	194	194
Interest-bearing loans and borrowings	4,452	-224	4,228
Interest-bearing pensions and provisions	686		686
Interest-bearing liabilities held for sale	10		10
	5,148	-224	4,924
Non-interest-bearing loans and borrowings	0	224	224
	0	224	224
Interest-bearing net receivables/net debt	7,026	30	7,056
Capital employed	23,107	-224	22,883

"File Number 82-34932"

Press Release

October 31, 2005

New presidents for Skanska Denmark and Skanska Poland

New presidents are being appointed for Skanska's business units in Denmark and Poland. Jan-Gunnar Glave has been named President of Skanska Denmark and Roman Wieczorek is to be the new President of Skanska Poland.

Skanska Denmark's current President, Klaus Steen Mortensen, has chosen to leave Skanska at the end of the year after three and a half years. He will be succeeded at year-end by Jan-Gunnar Glave, who will leave Skanska Poland, where he has headed a thorough reorganization during the past four years. The Polish operations are now reporting increasing profitability. During his 30 years at Skanska, Jan-Gunnar has worked in a number of different positions.

Roman Wieczorek will assume the position as President of Skanska Poland immediately. He has worked at Skanska for eight years, most recently as Vice President and before that as Director of the General Construction Division. Roman has a degree in law from the Adam Mickiewicz University in Poznan.

"We regret that Klaus has decided to leave the company. He has made a major contribution to turning around our Danish construction operations, which posted increased earnings in the past two years. We are convinced that Jan-Gunnar is the right man to continue the work to enhance profitability and strengthen our brand in Denmark," says Stuart Graham, Skanska's President and CEO.

"Roman's performance record and his knowledge of the Polish market make him well suited to manage our operations in Poland, which we believe has major development potential," says Stuart Graham.

Skanska is Poland's second-largest construction company. The business focuses on building and infrastructural construction, including projects based on public-private partnership (PPP). The company has about 5,000 employees and had revenues of approximately SEK 4 billion in 2004.

In Denmark, Skanska is the third-largest construction company. Operations focus on building and infrastructural construction. The company has about 1,600 employees and had revenues of approximately SEK 3.6 billion in 2004.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel: +46 (0)8-753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

"File Number 82-34932"

SKANSKA

Press Release

October 27, 2005

Financing complete for public-private Finnish highway – Skanska's construction contract valued at SEK 1.5 billion

A Skanska-lead consortium has signed a contract for the financing, construction and operation of an expressway project on the E18 in the south of Finland which will be conducted as a public-private partnership (PPP). This means that Skanska:

- signs a construction contract which amounts to EUR 164 M, approximately SEK 1,515 M, and will be included in order bookings for the fourth quarter of 2005.
- signs a 21-year agreement for the expressway's operation and maintenance that totals about EUR 36 M (SEK 330 M), which will be included successively in the order bookings commencing in 2008.
- participates with an investment of EUR 12 M, about SEK 110 M, corresponding to a 41-percent interest in the ownership consortium Tieyhtiö Ykköstie, which owns the project and receives remuneration during the 21-year contract period based on availability, quality and safety.

The project comprises the approximately 51-kilometer section Muurla-Lohja on the E18 between Helsinki and Turku. The project will be conducted as a public-private partnership (PPP), which means that the Skanska consortium is responsible for the finance, design, construction and operation of the road during the period. The contract period is for 21 years, starting from when the expressway is open for traffic, which is estimated to be in November 2008. Construction work has commenced on the site.

The Finnish Road Administration Finnra awarded the company Tieyhtiö Ykköstie the responsibility for the project. Skanska Infrastructure Development (previously Skanska BOT) holds a 41-percent participating interest in Tieyhtiö Ykköstie. Laing Roads Ltd from the UK and Lemminkäinen Corporation from Finland hold the remaining interests.

Skanska Finland and Lemcon, a subsidiary of Lemminkäinen, will undertake the construction assignment that in total is valued at EUR 299 M, of which Skanska has 55 percent. Skanska Finland and

Lemcon will also carry out the operation and maintenance work valued in total at EUR 65 M of which Skanska's share is 55 percent.

The project comprises 51 kilometers of the E18 between Muurla and Lohja, which is the final phase of the Turku-Helsinki section. The project includes 76 bridges, eight interchanges and some five kilometers of twin tunnels.

Since 1997, Skanska Infrastructure Development through Nelostie Oy, has been a joint owner of Finland's first public-private partnership road concession, the expressway between Helsinki and Lahti, which Skanska constructed and also has responsibility for its operation and maintenance.

For further information please contact:

Gunnar Lundberg, Executive Vice President, Skanska Infrastructure Development, tel + 46 70 564 28 89
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

'File Number 82-34932"

SKANSKA

Stockholm, October 27, 2005

Invitation

In conjunction with the release of the nine month report of 2005 on Thursday November 3, you are invited to participate in a

Telephone conference

The telephone conference begins at CET 11.00 am (UK 10.00 am, US Eastern 05.00 am). Skanska´s President and CEO Stuart Graham and Hans Biörck, Chief Financial Officer will at this time present the report and thereafter respond to questions.

To participate in the conference, please dial +46 8 505 201 10 no later than five minutes prior to the start of the conference. If you are unable to participate, there will be a replay facility available for five days immediately following the teleconference. The number to dial is +46 8 505 203 33, access code: 680929.

The interim Report will be published at approximately 08.30 CET. A slide presentation will be made available on the Skanska Group´s website www.skanska.com before the telephone conference.

After the conference there will be possibilities for individual meetings with Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than November 1.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, +46 8 753 88 75 or by mail to marianne.bergstrom@skanska.se.

Looking forward to your participation.

Anders Lilja
Senior Vice President, Investor Relations

'File Number 82-34932"

SKANSKA

Press Release

October 27, 2005

Skanska to develop, construct and lease out new head office for ÅF consulting group

Skanska and Ångpanneföreningen (ÅF), a large Swedish engineering consulting group, have signed a contract under which Skanska is to develop, build and lease out premises for ÅF's new headquarters at Haga Norra in Solna, Stockholm. The 15-year lease with ÅF covers 18,000 square meters.

The new office building houses a total of 28,000 square meters, making it one of the largest new office projects initiated in Stockholm in the new millennium. Skanska's investment amounts to approximately SEK 800 M.

Construction will begin in mid-2006, with occupancy scheduled for October 2008. The construction project will be carried out by Skanska Sweden.

"Skanska fulfills our specifications in the best manner: to create an office with a distinct ÅF profile in a prime location, with high demands on architecture, interior design, functionality and the environment, at an overall reduced cost level. As a result, Skanska was entrusted to build our new head office," says Jonas Wiström, President and CEO of ÅF. "During this process we have learned to know Skanska's representatives as responsive and professional."

"We are very proud that such a leading company as ÅF has chosen Skanska to resolve its premises needs," says Stuart Graham, President and CEO of Skanska. "At the same time, it is pleasing to note that we are beginning to see an improvement in demand for newly developed office premises in Sweden."

The office project, which will comprise seven stories above ground and three underground will be constructed adjacent to Skanska's head office on Råsundavägen, at the Haga Norra interchange, along the E4 expressway in Solna. Leasing activities for the remaining 10,000 square meters is under way. The project is conditional upon approval of the detailed development plan.

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region.

For further information please contact:

Claes Larsson, President, Skanska Project Development Sweden, tel +46 8 504 350 18
Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 38
Viktor Svensson, Head of Communications, ÅF, tel +46 8 6571201 or +46 70 657 2026

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

"File Number 82-34932"

Press Release

October 13, 2005

Skanska to manage school construction in Orlando for USD 43 M, SEK 315 M

Skanska has been awarded the construction management contract for a high school in Orlando, Florida. The contract is valued at a total of approximately USD 58 M, of which Skanska's portion is USD 43 M, corresponding to SEK 315 M, which has been included in order bookings for the third quarter. The customer is Orange County Public Schools.

The contract is for construction of the Apopka Relief High School, which is planned to meet increased needs resulting from strong population growth in the area.

The project will comprise ten buildings on a 55-hectare site. The buildings will have total floor space of 350,000 square feet (approximately 33,000 square meters) and, in addition to classroom premises and an auditorium, there will be a media center. The project also includes sports facilities, with a gymnasium, football field, two baseball fields and track and field areas.

Work on the project will commence immediately and is to be completed during the second quarter of 2007.

Skanska USA Building is the leader of the joint venture with the local company JCB Construction.

Skanska USA Building is a leading construction services company that operates in the US within construction, construction management, pre-construction and design-build. The company also assists with facilities validation for the pharmaceutical industry. Customers represent a broad spectrum of US industry, including pharmaceuticals, healthcare, education, electronics, infrastructure, sport and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 3,600 employees.

Orange County Public Schools (OCPS) is the 12th largest school district in the United States and the fifth largest in Florida. OCPS provides K-12 instruction to 177,000 students in 161 schools serving a highly diverse

population from 230 countries that speak 165 different languages and dialects. The district has shown consistent improvement in all major academic areas over the past few years. OCPS is in the middle of a USD 3.3 B building program to modernize all district facilities and accommodate rapid growth. For more information, visit www.ocps.net

---

For further information please contact:

Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building, tel +1 973 285 8004
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99
Dylan Thomas, Director, Community Relations, Orange County Public Schools, tel +1 407 317 3368

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

Press Release

October 6, 2005

Skanska to build wastewater treatment plant in Georgia – contract amount is USD 52.5 M, about SEK 380 M

Skanska has been awarded a project to construct a ready-to-operate wastewater treatment facility in Douglas County in the Greater Atlanta area, Georgia. The contract amounts to USD 52.5 M, about SEK 380 M, and is included in order bookings for the third quarter. The customer is Douglasville-Douglas County Water and Sewer Authority.

The assignment involves a new wastewater treatment facility with a capacity of six million gallons per day, approximately 23,000 cubic meters. The scope of the assignment for Skanska includes all construction and installation work. The project is to be delivered ready to operate, which means that Skanska is also responsible for start-up and commissioning of the entire facility. The project encompasses civil engineering work, for example, heavy concrete elements such as basins and tanks, as well as installation of piping and the control and instrumentation equipment.

The contract requires excavation of some 535,000 cubic meters of earth, rock blasting of about 107,000 cubic meters, installation of more than 15 kilometers of process piping, pouring of approximately 19,000 cubic meters of concrete with 2,270 metric tons of reinforcing steel.

Work begins in October and is scheduled to be completed in approximately two and half years.

The new treatment facility will replace an existing plant. The project will result in a capacity increase necessitated by the sharp growth in population in the region. The number of wastewater customers in Douglasville-Douglas County is increasing at a rate of 6 percent annually.

The treatment plant will be constructed by Skanska USA Civil's unit Atlantic Skanska, which within the last year has secured four water treatment plant projects in the Greater Atlanta area, with a combined value of USD 155 M.

Atlantic Skanska is based in Atlanta, Georgia, and is engaged in civil engineering construction projects in the southeastern US.

Skanska USA Civil specializes in such infrastructure projects as construction of bridges, highways, power generation and public transit systems as well as water treatment and water pollution control plants. With operations in the eastern US, Colorado and California, the company has some 4,200 employees. Skanska USA Civil posted sales in 2004 of about SEK 12 billion.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Anna Wenner, Press Officer, Skanska AB, tel +46 8-753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

"File Number 82-34932"

SKANSKA

Press release

Oktober 3, 2005

Skanska wins USD 98 M (SEK 712 M) contract to manage renovation of Verizon's New Jersey office

Skanska has been awarded the construction management services assignment for the telecom company Verizon Communications' new office complex in New Jersey. The total contract value of USD 98 M (approximately SEK 712 M) is included in order bookings for the third quarter.

The project involves the renovation and conversion of seven four-story buildings with a total floor space of 120,000 square meters at Verizon Communications' campus in Basking Ridge, NJ.

Construction has commenced and the project is scheduled for completion in July 2006.

The office buildings, which were previously occupied by AT&T, will become home for Verizon Communications' Domestic Telecom and International units.

The project involves interior and exterior renovations, as well as numerous mechanical plant upgrades. Interior reconstruction will include a new entrance lobby, a cafeteria, a fitness center and an improved security system. The offices will accommodate about 3,500 people when completed.

Skanska USA Building is a leading construction services company that operates in the US within construction, construction management, pre-construction and design-build. The company also assists with facilities validation for the pharmaceutical industry. Customers represent a broad spectrum of US industry, including pharmaceuticals, healthcare, education, electronics, infrastructure, sport and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 3,600 employees.

For further information, please contact:

Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building, tel +1 973 285 8004
Anna Wenner, presschef, Skanska AB, tel +46 8 753 88 99

This press release and previous releases are also available at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

"File Number 82-34932"

Pressrelease

2005-09-30

Nomination Committee for 2006 Annual Shareholders' Meeting of Skanska AB

In accordance with a decision in the Skanska's Annual Shareholders' Meeting 2005, the Chairman of the Board has asked five of the largest shareholders to appoint one representative each that, together with the Chairman will form a Nomination Committee. The task of the Nomination Committee is to propose a Board of Directors and also remuneration to the Board of Directors. The proposals are to be decided upon in the Annual Shareholders' Meeting 2006.

The Nomination Committee appointed for the 2006 Annual Shareholders' Meeting of Skanska AB will be composed as follows:

- Carl-Olof By, Industrivärden, Chairman of the Nomination Committee
- Robert Vikström, Handelsbanken's pension foundations and others
- Magnus Wärn, AMF Pension
- Per Ludvigsson, Inter-IKEA Investments AB
- KG Lindvall, Robur
- Sverker Martin-Löf, Chairman of the Board, Skanska AB

For further information, contact:

Anders Lilja, Senior Vice President Investor Relations, Skanska AB, +46 (0)8-753 88 01

This and previous releases can also be found at www.skanska.com

SKANSKA "File Number 82-34932"

Press Release

September 27, 2005

Skanska to build post-office terminal in Czech Republic for SEK 366 M

Skanska has secured the contract to build a post-office terminal in Brno in the Czech Republic. The contract is worth CZK 1.2 billion, approximately SEK 366 M and will be included in order bookings for the third quarter. The customer is the Czech post office administration, Česká pošta, s.p.

The new post-office terminal in Brno will be the hub of postal activities in southern Moravia. It will encompass a total of 4,800 square meters in six floors and accommodate a sorting and distribution facility and a post office, as well as service workshops and parking facilities for the post-office administration's fleet of vehicles.

The facility will be equipped with state-of-the-art technology for service and distribution. As a result of these heavy installations, foundation work will be subject to meticulous requirements. Skanska will also build the connections to the local road and railway networks in Brno.

Work will commence immediately and the post-office terminal is scheduled to be opened in mid 2007.

Skanska Czech Republic, which is the largest construction company in the Czech Republic, had sales of approximately SEK 8 billion in 2004, with about 7,000 employees. The company's largest projects in progress include expansion of the subway system and the international airport in Prague, a well as construction of a new Head Office for ČSOB, a Czech bank.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

"File Number 82-34932"

SKANSKA

Press Release

September 26, 2005

Skanska to modernize prisons in Scotland for SEK 740 M (GBP 55 M)

Skanska has been contracted to modernize two prisons in Scotland. The contract amount totals GBP 55 M, about SEK 740 M, and is included in order bookings for the third quarter. The customer is the Scottish Prison Service (SPS).

The contract represents a continuation of the framework agreement with SPS in which Skanska built four prisons during the last four years.

The new assignments cover expansion of two of these prisons – the HMP Glenochil prison and the HMYOI Polmont facility for young offenders. The projects include space for housing blocks, workshops and training facilities.

Work begins immediately and the projects are scheduled to be completed in the first quarter of 2007.

Skanska UK is responsible for design, construction, as well as mechanical and electrical installation work. The framework agreement facilitates continuous improvements, among other aspects through repetition of the design and construction solutions, resulting in reduced construction time.

Skanska UK is one of the UK's leading construction companies. The company reported annual sales totaling slightly more than SEK 11 billion in 2004, with about 3,400 employees. The company is active in building construction and infrastructure projects, including water, energy and telecom facilities. Skanska also is the leading construction company in the British program for public-private partnership.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99
Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905

This and previous releases can also be found at www.skanska.com

"File Number 82-34932"

SKANSKA

Press Release

September 20, 2005

Skanska to rebuild rail line section in Czech Republic for SEK 680 M

Skanska has been awarded the contract to rebuild a section of railway line in the Czech Republic. The total contract value is approximately SEK 1,130 M (CZK 3.7 billion), of which Skanska's share is 60 percent, or about SEK 680 M, which will be included in order bookings for the third quarter. The customer is the Czech Rail Administration.

The project, which is being financed by the EU Cohesion Fund and the State Transport Infrastructure Fund, relates to an approximately 24-kilometer-long section of the main railway line between Červenka and Zábřeh na Moravě in the central Czech Republic.

The purpose of the rebuilding work is to enable rail traffic to reach speeds of up to 160 km/hour and to improve safety along the line section in question.

The scope of the project includes construction of a new bridge and reconstruction of 24 existing bridges, as well as construction of five new viaducts to raise traffic safety levels. A noise barrier will also be constructed along a 4-kilometer stretch of the line.

Work will start immediately and is scheduled for completion in October 2008.

Skanska Czech Republic will lead the work, which will be carried out in a consortium with Subterra and Leonhard Weiss & Co, each of which holds a 20-percent interest in the total project value.

Skanska Czech Republic, the largest construction company in the Czech Republic, had sales of approximately SEK 8 billion in 2004. The company has 7,000 employees. Skanska Czech Republic's major projects in progress include the expansion of the capital's metro system and the international airport in Prague, and construction of a new headquarter for ČSOB, a leading Czech bank.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 737 255 016
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

"File Number 82-34932"

SKANSKA

Press Release

September 19, 2005

Skanska receives construction management assignment valued at USD 71 M (SEK 510 M) from St. Jude Children's Research Hospital in Memphis

Skanska has received the construction management assignment for the construction of the new Integrated Patient Care Research Building (IPCRB) at St. Jude Children's Research Hospital in Memphis, Tennessee. USD 71 M (SEK 510 M) will be included in order bookings for the third quarter.

Pre-construction work has already begun for the project, which is expected to be completed during the second quarter of 2007.

Skanska will be responsible for the construction management of the project, which covers an area of 30,500 square meters (328,000 sq. feet) on seven floors.

The new Integrated Patient Care and Research Building (IPCRB) will mean that the clinic's patient care and research departments will be expanded. The IPCRB will house state-of-the-art technology in the field of cancer research.

St. Jude Children's Research Hospital is a world-leader in research and treatment of cancer in children. The hospital has built America's 3rd-largest health-care charity. The policy is no family ever pays for treatments not covered by insurance, and families without insurance are never asked to pay.

Skanska USA Building's Atlanta office will be responsible for the project.

Skanska USA Building is a leading construction services company with operations in the US that include construction, pre-construction consulting, general contracting and design-build services. The company also provides facilities validation services for pharmaceutical industry. Customers represent a broad range of US industries, including biopharmaceutical, educational, high-tech, healthcare, transportation, sports and entertainment. The company is based in Parsippany, New Jersey and has some 3,700 employees.

Skanska is one of the world's leading construction groups with expertise in construction, project development of commercial and residential projects and public-private partnerships. Skanska is committed to finding innovative solutions by cooperating closely with customers and combining the company's international expertise with local presence. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99
Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building, tel +1 973 285 8004

This and previous releases can also be found at www.skanska.com

"File Number 82-34932"

SKANSKA

Press Release

September 16, 2005

Skanska to reconstruct main highway in the Bronx for USD 52 M (SEK 375 M)

Skanska has secured the contract to reconstruct sections of the Grand Concourse in the Bronx in New York. The contract value is USD 52 M, or SEK 375 M, which will be included in order bookings for the third quarter. The customer is the New York City Department of Transportation.

The scope of the project includes the reconstruction of about 625 meters of the Grand Concourse between East 161st Street and East 166th Street. An existing 160 meter long concrete arch bridge will be replaced with a new superstructure consisting of precast precompressed concrete/steel composite superstructure panels. In addition, an approximately 160 meters long highway underpass will be built on East 161st Street under the Grand Concourse from Gerard Avenue to Sheridan Avenue.

The project also includes new approach ramps and all necessary installations. Skanska will also carry out the extensive demolition of existing structures. Work will commence in November and the project is to be completed during the first half of 2009.

The original Grand Concourse, which is the showpiece thoroughfare of the Bronx, was designed and constructed in the late 1800s and stretches in a north-south line between the eastern areas of the Bronx.

Skanska USA Civil focuses on the construction of complex infrastructure projects, such as highways, bridges and energy facilities, mass transportation systems, water control and wastewater-treatment plants. The company, with operations in eastern USA, Colorado and California, has approximately 4,200 employees. In 2004, Skanska USA Civil reported sales of around SEK 12 billion.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

"File Number 82-34932"

SKANSKA

Press Release

September 9, 2005

Skanska included in Dow Jones Sustainability Indexes

For the seventh consecutive year, Skanska is ranked as a world leader in sustainable development. Skanska's listing on the Dow Jones Sustainability Indexes means that the company is considered to have combined sustainable profitability with long-term sustainable development.

The list is prepared annually based on an analysis of how financial, social and environmental aspects are integrated into the company's strategy. Policies and corporate governance are also included in the review.

Skanska has continually been on the Dow Jones Sustainability Indexes' world or European lists since 1999. Also this year, Skanska is on both lists.

The Dow Jones Sustainability Indexes 2005 include a number of international companies. In addition to Skanska, Swedish companies on the list are Ericsson, FöreningsSparbanken, Gambro, H&M, SKF and Volvo.

Recently, Switzerland-based Bank Sarasin announced, following a similar analysis, that Skanska is considered to be a leader for sustainable development in the global construction sector.

"It is a great honor that the company's sustainability is recognized in this manner," says Staffan Söderberg, Manager Sustainability, Skanska AB. "We place considerable emphasis on our operations being conducted in a long-term sustainable manner. These independent analyses provide proof that we have succeeded in combining high profitability goals with ethical and environmental values."

Sustainable development is a key element in Skanska's strategy and brand. Skanska's Code of Conduct contains principles underscoring how the company's operations shall be conducted with regard to business ethics, the environment and work environment. All employees have undergone Code of Conduct training.

For further information please contact:

Staffan Söderberg, Manager Sustainability, Skanska AB,
tel +46 8 753 88 42
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

More information can be found on www.sustainability-indexes.com

SKANSKA

"File Number 82-34932"

Press Release

September 7, 2005

Skanska selected for public-private partnership school scheme in Scotland valued at SEK 900 M

Skanska and the PFI Infrastructure Company plc (PFI Co), in consortium, have been selected as preferred bidder on a 30-year Public Private Partnership (PPP) school project for the Midlothian Council in Scotland. The project comprises designing, constructing, financing and operating eight new primary schools.

The design and construction assignment is valued at approximately GBP 70 M, or about SEK 900 M and Skanska BOT's investment amounts to approximately GBP 1.25 M (approximately SEK 17 M).

The next phase is the final negotiations and arranging of the financing for the project. Once this is completed, the project will be included in Skanska's order bookings.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99
Tanya Barnes, Head of Communications, Skanska UK,
tel + 44 1923 423 905
Alan Gillman, Executive Vice President, Skanska BOT,
tel +44 20 7842 0788

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

September 6, 2005

Skanska adapts internal control to new corporate code

Skanska's Group Staff Controlling is responsible for business control support for the Senior Executive Team. This staff has now been assigned extended responsibility for establishing the internal control function prescribed by the new Swedish Code of Corporate Governance. Mariann Östansjö has been appointed Senior Vice President for the staff unit.

Group Staff Controlling will from now on be responsible for business control, with focus on risk management, as well as internal control with regard to the demand in the Swedish Code of Corporate Governance.

"Our Group-wide risk management system shall, in addition to being a control instrument, also function as a support in efforts to achieve our financial "Outperform" targets," says Hans Biörck, Executive Vive President and CFO, Skanska AB. An important role for Group Staff Controlling is also the responsibility for the transfer of experience with regard to risk assessment between the different units.

Mariann Östansjö has been appointed Senior Vice President Group Staff Controlling. She replaces Anders Herslow who has been appointed Administrative Manager of the A1 PPP (Private Public Partnership) project in Poland.

Mariann Östansjö joined Skanska in 2000 as Vice President Finance for Skanska Services, which was divested during 2004. Since 2004, she has worked within Group Staff Controlling.

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

September 2, 2005

Skanska donates USD 200,000 to aid hurricane victims

Hurricane Katrina has affected hundreds of thousands of people in the southern United States. Major and rapid efforts are required to help the survivors. Therefore Skanska has decided to contribute to the relief effort by donating USD 200,000 to the Red Cross.

Skanska also encourages its employees to be generous and give money to aid the hurricane victims.

At the same time, Skanska is investigating the possibilities to assist the emergency efforts on site with personnel or other resources.

"Our thoughts at this time are with all the victims suffering from the impact of Hurricane Katrina. For the employees in Skanska it feels natural to contribute to the aid effort in the same fashion, as we did after the September 11 attacks and the tsunami disaster in Southeast Asia", says Stuart Graham, President and CEO of Skanska.

The United States is Skanska's largest home market with about 10,000 employees. Skanska is one of the world's leading companies in construction and project development, with 54,000 employees worldwide and sales of SEK 121 billion in 2004.

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB,
Tel. +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

September 1, 2005

New sustainability manager appointed at Skanska

Skanska has appointed Noel Morrin as its new Senior Vice President Sustainability. Based in Stockholm, Noel will assume his new position on October 1. He succeeds Axel Wenblad, who was appointed Director General of the Swedish National Board of Fisheries earlier this year.

Noel joins Skanska from the RMC Group, the world's largest ready mixed concrete producer, where he served as the Group Environment Director for six years. Prior to RMC he held senior roles at the international chemical company ICI, the UK National Environmental Technology Centre and British NGO, Business in the Environment.

Noel is a graduate biologist and chemist from the National University of Ireland.

"We are pleased to welcome Noel Morrin to Skanska. His expertise and experiences will be highly valuable to us," says Stuart Graham, President and CEO of Skanska. "Skanska aims to be a leader in business ethics, environmental care, health and safety as well as in profitability and customer satisfaction."

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB,
tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

"File Number 82-34932"

SKANSKA

Press Release

August 25, 2005

Skanska awarded additional assignment valued at SEK 375 M for new Skärholmen shopping center

Skanska has been awarded an additional assignment to renovate and expand the Skärholmen Centrum shopping center outside Stockholm. The design/build contract, valued at SEK 375 M, is included in order bookings for the third quarter of 2005.

The new project involves CentrumKompaniet exercising one of the two options included in the contract signed last year. Including the first stage worth SEK 525 M, Skanska's total assignment for the expansion of Skärholmen Centrum is valued at SEK 900 M.

In addition, there is a further option for a third stage for approximately SEK 500 M, whereby the total project for Skanska could total about SEK 1.4 billion.

The new assignment concerns the second stage comprising about 100,000 square meters. Pre-engineering and preparation will begin immediately and work at the site will commence in January 2006. Work on the first stage, comprising 40,000 square meters, is currently in progress.

"We are very pleased to be shown continued confidence. It confirms our successful cooperation, which can now move ahead at full strength on the next stage," says Jimmy Bengtsson, Manager, Building Renovation Stockholm Region, Skanska Sweden.

"Skanska has so far more than surpassed our expectations in every respect. We now look forward to intensifying our collaboration to ensure a successful end result," says Thomas Persson, Project Manager at CentrumKompaniet, which is owned by Stockholm Stadshus AB and is responsible for the management and development of Skärholmen Centrum.

The center facility was originally built in the 1960s and the new Skärholmen Centrum shopping center is planned to be completed for the 40th anniversary in 2008. The retail floor space will be increased from 38,000 square meters to more than 60,000 square meters under roof, making Skärholmen Centrum the largest shopping center in the Nordic region.

Existing stores will be able to maintain their ordinary opening hours throughout the entire construction period. Currently, there are about 130 stores. The entire renovation project is part of the Southern Suburbs Vision, a City of Stockholm project to upgrade Stockholm's southern suburbs.

For further information please contact:

Jimmy Bengtsson, Manager, Building Renovation Stockholm Region, Skanska Sweden, tel. +46 8-504 350 27 or +46 70-537 91 10
Anna Wenner, Press Officer, Skanska AB, tel. +46 8-753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

August 25, 2005

Skanska to expand Forum Nacka for approximately SEK 1 billion

Skanska will expand the shopping center facility Forum Nacka in southeastern Stockholm. Two contracts valued at a total of SEK 979 million are included in order bookings for the third quarter of 2005.

The shopping center owner Rodamco Europe Nordic has awarded Skanska the contract to expand the center. The construction contract amounts to SEK 700 M. In addition, apartments will be built for HSB in a contract valued at SEK 279 M.

When the expansion is completed in 2008, the Forum Nacka shopping center will be one of Sweden's largest. Retail space will double from some 23,000 square meters today to about 45,000. The number of stores will increase from 73 to 142.

The new Forum Nacka will be able to offer visitors a larger and more varied range of services, together with restaurants and cafés. In addition, the number of parking spaces will be doubled to about 1,800.

The apartments to be built for HSB will be directly adjacent to the shopping center. There will be a total of about 260 apartments with a combined living space of 19,000 square meters. The apartments will range in size from one-room units of 40 square meters to five-room apartments of 115, which will all be tenant-owned.

"We are looking forward to building even more housing units in Nacka. HSB has been heavily involved in influencing Nacka's housing construction through the years," says Charlotte Axelsson, President, HSB Stockholm.

"It is pleasing that we are able to continue our longstanding relations with Rodamco and HSB," says Lars Enroth, Business Manager, Skanska Sweden. "Now we will jointly develop this cooperation to enhance the efficiency of the construction process."

Work will begin in September 2005 and be completed by the autumn of 2008. Existing stores in Forum Nacka will be able to maintain their ordinary opening hours throughout the entire construction period.

Forum Nacka has some 4.6 million visitors each year and was originally developed and constructed by Skanska. The shopping center, which was completed in 1989, was sold in 1996 and is now owned by Rodamco Europe Nordic.

Rodamco Europe Nordic owns 15 shopping centers in Sweden, of which ten are in the Stockholm area, plus one in Denmark, which is the Fisketorvet Shopping Center built by Skanska.

For further information please contact:

Lars Enroth, Business Manager, Skanska Sweden,
tel +46 8 504 368 70
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com